Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED NOVEMBER 30, 2006

Dated as of December 18, 2007

Revised on February 25, 2008

Suite 3110, 666 Burrard Street

Vancouver, BC V6C 2X8

PEAK GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED NOVEMBER 30, 2006

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peak Gold Ltd. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in this annual information form. Although Peak Gold Ltd. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Peak Gold Ltd. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars, Canadian dollars and Australian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, Canadian dollars are referred to as “Canadian dollars” or “C$” and Australian dollars are referred to as “Australian dollars” or “A$”.

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar (noon) for each of the three years ended November 30, 2006, 2005 and 2004, as quoted by the Bank of Canada, were as follows:

	Year ended November 30
	2006		2005		2004
High	C$	1.1734	C$	1.2704	C$	1.3968
Low		1.0990		1.1611		1.1774
Average (1)		1.1348		1.2163		1.3093
Closing		1.1415		1.1674		1.1904

(1)	Calculated as an average of the daily noon rates for each period.

On December 17, 2007, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.0073.

Gold and Copper Prices

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years ended December 31, 2006, 2005 and 2004 as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2006	2005	2004
High	$725.00	$536.50	$454.20
Low	524.75	411.10	375.00
Average	603.46	444.74	409.72
Closing	632.00	513.00	435.60

On December 17, 2007, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $790.75.

Copper Prices

The high, low, average and closing official cash settlement copper prices in United States dollars per pound for each of the three years ended December 31, 2006, 2005 and 2004, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2006	2005	2004
High	$3.90	$2.14	$1.50
Low	2.06	1.37	1.06
Average (1)	3.09	1.69	1.33
Closing	2.86	2.06	1.48

(1)	Calculated as an average of the monthly closing prices for each period.

On December 17, 2007, the closing official cash settlement copper price in United States dollars per pound, as quoted on the London Metal Exchange, was $2.89.

CORPORATE STRUCTURE

Peak Gold Ltd. (“Peak Gold” or the “Corporation”) continued its jurisdiction of incorporation from Ontario to British Columbia under the name GPJ Ventures Ltd. on November 13, 2006. On March 30, 2007, the Corporation filed a Notice of Alteration to effect the name change from GPJ Ventures Ltd. to Peak Gold Ltd.

The Corporation’s head office and its registered and records office is located at Suite 3110, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The following chart illustrates the Corporation’s subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s mineral projects. As used in this annual information form, except as otherwise required by the context, reference to “Peak Gold” or the “Corporation” means, collectively, Peak Gold Ltd. and the Subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Acquisition of the Amapari Mine and the Peak Mines

The Corporation completed the acquisition of the Amapari gold mine (the “Amapari Mine”) located in Brazil (the “Amapari Mine Acquisition”) and the Peak gold mines (the “Peak Mines”) located in Australia (the “Peak Mines Acquisition”) from Goldcorp Inc. (“Goldcorp”) on April 3, 2007 and April 27, 2007, respectively. In consideration for the acquisition of the Amapari Mine and the Peak Mines, the Corporation issued to Goldcorp 155 million common shares (generally, the “Common Shares”) with a value of $100 million and paid $200 million in cash, respectively.

The Corporation completed the Amapari Mine Acquisition by way of statutory amalgamation of GPJ Acquisition Co. Ltd. (a wholly-owned subsidiary of Peak Gold’s predecessor, GPJ Ventures Ltd.) with Peak Mines Ltd. (then, a wholly-owned subsidiary of Goldcorp). Pursuant to the amalgamation, Goldcorp received 155 million Common Shares, representing approximately 22% of the then issued and outstanding Common Shares. In addition to the escrow restrictions set out under “Escrowed Securities”, Goldcorp has agreed not to sell any of the Common Shares held by it until April 4, 2008, the first anniversary of the completion of the Acquisition, and thereafter not more than 500,000 in any month unless it gives the Corporation a 24 hour notice period to find a buyer for the Common Shares. Goldcorp has the right to nominate one director to the Corporation’s board of directors for so long as it holds not less than 15% of the outstanding Common Shares. The Corporation has entered into a three year non-competition agreement with Goldcorp under which it has agreed not to acquire any mineral interest in the Americas with reasonably expected annual production exceeding 200,000 ounces of gold or in any property worldwide that is within 20 kilometres of any Goldcorp property.

Also on April 3, 2007, Peak Gold completed an equity financing through the issuance of 435 million subscription receipts at a price of C$0.75 each for aggregate gross proceeds of C$326.25 million, each subscription receipt having been converted into 435 million Common Shares and 217.5 million common share purchase warrants (each whole common share purchase warrant, a “Series A Warrant”). Each Series A Warrant entitles the holder to acquire one Common Share at a price of C$1.50 until April 3, 2012.

The Amapari Mine Acquisition and the Peak Mines Acquisition are collectively referred to in this annual information form as the “Acquisition”. The Corporation filed a business acquisition report dated June 15, 2007 relating to the Acquisition and a copy of such report is available under the Corporation’s profile at www.sedar.com.

In connection with the Acquisition, the board of directors of Peak Gold was reconstituted and its members include Ian Telfer, Julio Carvalho, Robert Cross, Frank Giustra and Gordon Keep. Julio Carvalho, former Executive Vice President, Central and South America of Goldcorp, was appointed President and Chief Executive Officer of Peak Gold, Jim Simpson, former General Manager of the Peak Mines, was appointed Executive Vice President and Chief Operating Officer of Peak Gold, Basil Huxham, former Corporate Controller of Duke Energy (Canada), was appointed Executive Vice President and Chief Financial Officer of Peak Gold, and Mélanie Hennessey, former Director of Investor Relations of Goldcorp, was appointed Vice President, Investor Relations of Peak Gold. Endeavour Financial Ltd. (“Endeavour”) received a transaction success fee of 5 million Common Shares pursuant to its mandate agreement with the Corporation’s predecessor.

In connection with the Acquisition, the Corporation changed its auditors from Mintz & Partners LLP to Deloitte & Touche LLP and changed its year end from November 30 to December 31 to coincide with the year ends of the Amapari Mine and the Peak Mines.

Private Placement of Special Warrants

On November 28, 2007, pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of the same date between the Corporation and a syndicate of underwriters co-led by GMP Securities L.P., Canaccord Capital Corporation and CIBC World Markets Inc. and including Genuity Capital Markets Inc., Orion Securities Inc., Brant Securities Limited, Paradigm Capital Inc. and PI Financial Corp., the Corporation raised gross proceeds of C$110,792,500.50 by way of a private placement of 147,723,334 special warrants (the “Special Warrants”) at a price of C$0.75 per Special Warrant. Each Special Warrant entitles the holder thereof to receive, for no additional consideration, one Common Share and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Series B Warrant”) on the exercise or deemed exercise of the Special Warrants. Each Series B Warrant will entitle the holder to acquire one Common Share at a price of C$0.90 until November 28, 2012.

Net proceeds from the offering will be used for future acquisitions and general corporate purposes, including working capital.

The Corporation has agreed to (i) use its reasonable best efforts to file a prospectus qualifying the distribution of the Common Shares and Series B Warrants issuable upon exercise or deemed exercise of the Special Warrants, and (ii) have a decision document for a final prospectus issued by the securities commissions in Canada on or before February 26, 2008. If the decision document for the final prospectus is not issued within such time, Peak Gold has agreed to continue to use its reasonable best efforts to have such decision document issued as soon as practicable thereafter and each Special Warrant outstanding at such time will, on exercise or deemed exercise, entitle the holder thereof to acquire 1.1 Common Shares and one-half of one Series B Warrant, without further payment on the part of the holder.

DESCRIPTION OF THE BUSINESS

Peak Gold is engaged in the acquisition, exploration, development and operation of precious metal properties. The principal products and sources of cash flow for Peak Gold are derived from the sale of gold and copper. Peak Gold’s principal mineral properties are as follows:

•	a 100% interest in the Amapari Mine; and

•	a 100% interest in the Peak Mines.

The Corporation continues to investigate and negotiate the acquisition of additional precious metal mining properties or interests in such properties. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.

Principal Products

The Corporation’s principal products are gold and copper. There is a worldwide gold and copper market into which the Corporation can sell and, as a result, the Corporation will not be dependent on a particular purchaser with regard to the sale of the gold and copper which it produces.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Corporation to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Raw Materials

The Corporation has (i) gold mineral reserves at the Amapari Mine, and (ii) gold and copper mineral reserves at the Peak Mines.

Environmental Protection Requirements

The Corporation’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. See disclosure regarding environmental matters under the respective descriptions of the Corporation’s mineral projects herein for further details.

Employees

As at October 31, 2007, the Corporation had the following number of employees and contractors:

Location	Full-Time Salaried	Contractors
Vancouver Office	6	0
Amapari Mine	522	198
Peak Mines	252	41

	780	239

Foreign Operations Risks

The Corporation currently owns the Amapari Mine in Brazil and the Peak Mines in Australia. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Corporation and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business — Risk Factors — Foreign Operations” and “Description of the Business — Risk Factors — Foreign Subsidiaries”.

Reorganization

The Corporation incurred significant losses in 2002 and 2003 and breached certain lending agreement covenants. As a result, the principal lender to the Corporation issued an Interim Receiving Order against the Corporation (the “Receivership”) on June 12, 2003. On July 3, 2003, the Corporation obtained an order under the Company Creditors Agreement Act (“CCAA”) from the Ontario Superior Court of Justice (the “Court”) in order to facilitate the restructuring of the Corporation after successfully emerging from the Receivership. This allowed the Corporation to continue operating its business as it negotiated a restructuring plan with its shareholders. Additional financing was also obtained providing for continuing operations through the anticipated restructuring period. The Court subsequently granted various extensions of the CCAA protection, the final one being granted until January 30, 2004. On this date, a plan of compromise was implemented and the Corporation successfully emerged from the restructuring proceedings. On February 22, 2005, the Court appointed an interim receiver for the Corporation and on March 1, 2005 the receiver assigned the Corporation into bankruptcy and a trustee was appointed.

The Corporation completed a Proposal to Creditors under the Bankruptcy and Insolvency Act (Canada) and it was approved by the creditors of the Corporation on February 17, 2006 and by the Court on March 8, 2006. As a result, the bankruptcy of the Corporation was annulled effective April 13, 2006. A new board of directors was appointed in connection with the Corporation’s emergence from bankruptcy. Since such time, the Corporation sought opportunities in the natural resource sector, culminating in the Acquisition.

Environmental Policy

Peak Gold has implemented an environmental policy which states that the Corporation recognizes that mining is a temporary land use activity and, therefore, it incorporates environmental management into all of its business activities. Managing the Corporation’s environmental responsibilities is an integral component in ensuring that the sustainability of its current and future operations is maintained. Rehabilitation of historic mine sites and the progressive rehabilitation of the Corporation’s current mining operations is a major part of its environmental focus. Peak Gold is committed to returning the land to an overall improved condition after mining has ceased while preserving the heritage value of each site. As part of this commitment, consultation with community groups is carried out during the development stage of rehabilitation plans to ensure that the needs of all stakeholders are taken into account.

Risk Factors

The operations of the Corporation are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Exploration, Development and Operating Risk

Although Peak Gold’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. Peak Gold’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Peak Gold or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Peak Gold not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Peak Gold towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Environmental Risks and Hazards

All phases of Peak Gold’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Peak Gold’s operations. Environmental hazards may exist on the properties on which Peak Gold holds interests which are unknown to Peak Gold at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits for environmental matters are currently, and may in the future be, required in connection with Peak Gold’s operations. To the extent such approvals are required and not obtained, Peak Gold may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Peak Gold and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Production at Peak Gold’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system then Peak Gold may become subject to liability for clean up work that may not be insured. While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, Peak Gold may become subject to liability for hazards that it may not be insured against.

Permitting

Peak Gold’s operations in Brazil and Australia are subject to receiving and maintaining permits from appropriate governmental authorities. Although Peak Gold’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, Peak Gold must receive permits from appropriate governmental authorities. There can be no assurance that Peak Gold will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Peak Gold’s operations, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Peak Gold’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Peak Gold’s ability to extract these Mineral Reserves, could have a material adverse effect on Peak Gold’s results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Need for Additional Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, Peak Gold must continually replace and expand its mineral reserves as its mines produce gold and copper. The life-of-mine estimates in this annual information form for each of Peak Gold’s operating mines includes mineral reserves, mineral resources and potential mineralization which may not be correct. Peak Gold’s ability to maintain or increase its annual production of gold and copper will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

Peak Gold’s operating mineral properties have the following estimated mine lives:

Property	Estimated Mine Life
Amapari Mine	11 years
Peak Mines	8 years

Commodity Prices

The price of the Common Shares, Peak Gold’s financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold and copper. Gold and copper prices fluctuate widely and are affected by numerous factors beyond Peak Gold’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and copper has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Peak Gold’s properties to be impracticable. Depending on the price of gold and copper, cash flow from mining operations may not be sufficient and Peak Gold could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Peak Gold’s mining properties is dependent on gold and copper prices that are adequate to make these properties economic.

Furthermore, future reserve calculations and life-of-mine plans using significantly lower gold and copper prices could result in material write-downs of Peak Gold’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Peak Gold’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Commodity Hedging

Currently Peak Gold’s policy is to not hedge future gold sales, however, this policy may change in the future. Peak Gold has entered into copper hedging instruments to manage exposure to fluctuations in copper prices.

There is no assurance that a commodity-hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Peak Gold from a decline in the price of the metal being hedged, it may also prevent Peak Gold from benefiting fully from price increases.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that Peak Gold incurs in its operations. Gold and copper are sold in United States dollars and Peak Gold’s costs are incurred principally in Brazilian reals, Australian dollars, United States dollars and Canadian dollars. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold and copper production in United States dollar terms.

Land Title

Peak Gold has obtained formal title opinions with respect to the Amapari Mine and the Peak Mines subsequent to their acquisition and in connection with the recent equity financing, however, the title opinion for the Peak Mines remains subject to the completion of certain searches in Australia. Peak Gold has not conducted any independent surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, Peak Gold’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Peak Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases. Peak Gold faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Peak Gold. As a result of this competition, Peak Gold may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Peak Gold’s revenues, operations and financial condition could be materially adversely affected.

Further, the Corporation has entered into a three year non-competition agreement with Goldcorp under which it has agreed not to acquire any mineral interest in the Americas with reasonably expected annual production exceeding 200,000 ounces of gold or in any property worldwide that is within 20 kilometres of any Goldcorp property.

Additional Capital

The mining, processing, development and exploration of Peak Gold’s properties may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Peak Gold’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Peak Gold. Low gold and copper prices could adversely affect Peak Gold’s ability to obtain financing.

Government Regulation

The mining, processing, development and mineral exploration activities of Peak Gold are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Peak Gold’s mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on Peak Gold.

Foreign Operations

All of Peak Gold’s foreign operations are currently conducted in Brazil and Australia, and as such Peak Gold’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Brazil and Australia may adversely affect Peak Gold’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Peak Gold’s operations or profitability.

Labour and Employment Matters

While Peak Gold has good relations with both its unionized and non-unionized employees, production at the Amapari Mine and the Peak Mines is dependant upon the efforts of Peak Gold’s employees. In addition, relations between Peak Gold and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions Peak Gold carries on business. Adverse changes in such legislation or in the relationship between Peak Gold with its employees may have a material adverse effect on Peak Gold’s business, results of operations and financial condition.

Foreign Subsidiaries

Peak Gold is a holding company that conducts operations through foreign (Brazilian and Australian) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Peak Gold’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Peak Gold’s valuation and stock price.

Insurance and Uninsured Risks

Peak Gold’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as drought which could limit water supply, inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Peak Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Peak Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Peak Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Peak Gold or to other companies in the mining industry on acceptable terms. Peak Gold might also become subject to liability for pollution or other hazards which may not be insured against or which Peak Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Peak Gold to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Acquisition Strategy

As part of Peak Gold’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, Peak Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into Peak Gold. Peak Gold cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Peak Gold’s business.

Market Price of the Corporation’s Securities

The Common Shares and the Warrants are listed on the TSX Venture Exchange (“TSXV”). Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares and the Warrants are also likely to be significantly affected by short-term changes in gold or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.

As a result of any of these factors, the market price of the Common Shares and the Warrants at any given point in time may not accurately reflect Peak Gold’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Peak Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair Peak Gold’s ability to raise capital through future sales of Common Shares. Peak Gold has previously completed private placements at prices per share which are lower than the current market price of the Common Shares. Accordingly, a significant number of shareholders of Peak Gold have an investment profit in the Common Shares that they may seek to liquidate. Substantially all of the Common Shares can be resold without material restriction either in the United States, in Canada or both.

Key Executives

Peak Gold is dependent on the services of key executives, including its President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. The loss of these persons or Peak Gold’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Conflicts of Interest

Certain of the directors and officers of Peak Gold also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. In particular, Ian Telfer, a director of the Corporation, is also Chairman and a director of Goldcorp. Any decision made by any of such directors and officers involving Peak Gold will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Peak Gold and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

CIM Standards Definitions

The estimated mineral reserves and mineral resources for the Amapari Mine and the Peak Mines have been calculated in accordance with the current (2004) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Summary of Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

The following table sets forth the estimated Mineral Resources for the Amapari Mine as of September 30, 2007 and for the Peak Mines as of December 31, 2006.

Measured, Indicated and Inferred Mineral Resources (1)(4)(5)

(exclusive of Mineral Reserves)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold	Copper	Gold	Copper
		(000s)	(grams per tonne)	(%)	(000s ounces)	(000s pounds)
Amapari Mine (2)	Measured	2,763	1.41	—	125	—
	Indicated	7,668	2.51	—	620	—

	Measured + Indicated	10,432	2.22	—	745	—

	Inferred	13,039	3.22	—	1,351	—

Peak Mines (3)	Measured	1,241	3.86	0.99	154	27,020
	Indicated	2,276	4.16	1.19	304	59,616

	Measured + Indicated	3,517	4.05	1.12	458	86,636

	Inferred	1,991	6.50	0.53	416	23,375

Total	Measured				279	27,020
	Indicated				924	59,616

	Measured + Indicated				1,203	86,636

	Inferred				1,767	23,375

(1)	All Mineral Resources have been calculated in accordance with the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.
(2)

The Mineral Resources for the Amapari Mine set out in the table above have been estimated by Emmanuel Henry, Member of the AusIMM (CP) from AMEC International (Chile) S.A. (“AMEC”), who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.

(3)

The Mineral Resources for the Peak Mines set out in the table above have been estimated by PGM staff and audited by Geoffrey N. Challiner, B.Sc.(Eng.), C.Eng., Independent Mining Engineer for Mine and Quarry Engineering Services, Inc., who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.

(4)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)	Numbers may not add up due to rounding.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Mineral Reserve Estimates

The following table sets forth the estimated Mineral Reserves for the Amapari Mine as of September 30, 2007 and for the Peak Mines as of December 31, 2006.

Proven and Probable Mineral Reserves (1)(4)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold	Copper	Gold	Copper
		(000s)	(grams per tonne)	(%)	(000s ounces)	(000s pounds)
Amapari Mine (2)	Proven	811	2.52	—	66	—
	Probable	2,994	2.46	—	237	—

	Proven + Probable	3,806	2.47	—	302	—

Peak Mines (3)	Proven	948	6.70	0.85	204	17,720
	Probable (4)	727	6.82	0.62	164	9,956

	Proven + Probable	1,675	6.75	0.74	368	27,241

Total	Proven				270	17,720
	Probable				401	9,956

	Proven + Probable				670	27,241

(1)	All Mineral Reserves have been calculated in accordance with the JORC Code and reconciled to the CIM Standards.
(2)

The Mineral Reserves for the Amapari Mine set out in the table above have been estimated by Carlos Guzmán, Ing. Civil de Minas, AusIMM from NCL Brasil Ltda (“NCL”), who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Reserves are classified as Proven and Probable, and are based on the JORC Code.

(3)

The Mineral Reserves for the Peak Mines set out in the table above have been estimated by PGM staff and audited by Neil Inwood, MAusIMM, Senior Consultant, Resources with RSG Global Consulting Pty Ltd, who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Reserves are classified as Proven and Probable, and are based on the JORC Code.

(4)	Numbers may not add up due to rounding.

Amapari Mine, Brazil

At the request of the Corporation, Mine and Quarry Engineering, Inc. (“MQes”), AMEC and NCL prepared a report with an effective date of September 30, 2007, a report date of November 2, 2007 and amended February 25, 2008 entitled “Amended Technical Report – Amapari Mine – Amapá, Brazil” (the “Amapari Report”). The authors of the Amapari Report are Christopher Kaye, MAusIMM, B.Eng. (Chemical), Rodrigo Marinho, CPG, (AIPG), Emmanuel Henry, Member of the AusIMM (CP), and Carlos Guzmán, Ing. Civil de Minas, Member of the AusIMM, each of whom are qualified persons and independent of the Corporation within the meaning of NI 43-101.

The following description of the Amapari Mine has been summarized from the Amapari Report and readers should consult the Amapari Report to obtain further particulars regarding the Amapari Mine. The Amapari Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Property Description and Location

The Amapari Mine is located in Amapá State in northern Brazil, approximately 135 kilometres directly northwest (220 kilometres by road) of the state capital of Macapá (population of approximately 300,000), a port city on the north bank of the Amazon River estuary. The area of the current mining license covers the entire mineral resource, reserve and sufficient adjacent areas necessary for the current and contemplated mining operations.

Mineral title in Brazil is controlled and guided by principles embodied in the Federal Constitution and by the Brazilian Mining Code, as amended. Constitutional Amendment Number 6 of August 1995 removed previous restrictions on foreign ownership control of mineral resources.

The Federal Constitution of 1988 vests ownership of the mineral resources of the country in the Brazilian Federal State. It encompasses the principle of separation of ownership of the surface rights and sub-surface mineral rights. The Mining Code covers all aspects of claiming and holding mineral rights. Mineral rights are administered by the National Department of Mineral Production or the Departamento Nacional de Produção Mineral (the “DNPM”).

The mineral rights for the Amapari Mine are held by Mineração Pedra Branca do Amapari Ltda (“MPBA”) and two subsidiary companies, Mineração Serra da Canga Ltda (“MSC”) (70%-owned by MPBA) and Marina Norte Empreendimentos de Mineração Ltda (“MNEM”) (70%-owned by MPBA), and they are registered with the DNPM. The mineral rights are comprised of one mining permit, nine areas with a request to renew an exploration permit, 16 exploration permits and 15 exploration claims for a total of 41 areas covering 245.303,20 hectares of land.

The exploration claims referenced above were previously held by seven entities, namely AngloGold Ashanti Brasil Ltda, Mineração Tanagra Ltda, Mineração Dorica Ltda, Mineração Vale dos Reis Ltda (“MVREIS”), MSC, MPBA and MNEM. The claims held by MPBA, MSC and MNEM are still registered in the name of the previous holders and the transfer of the mineral rights will only be effected following the granting of the exploration permits. However, the mineral rights controller (FFA Legal Simples Ltda) has confirmed that MPBA has priority over these claims. The claims of AngloGold Ashanti Brasil Ltda and one of Mineração Tanagra Ltda are in the process of cession to MPBA; the claims of Mineração Dorica Ltda and Mineração Tanagra Ltda are in the process of cession to MNEM, and the claims of MVREIS are in the process of cession to MSC.

By agreement dated May 21, 2003, all rights and responsibilities with respect to the Amapari Mine held by AngloGold Ashanti Brasil Ltda and its subsidiaries were transferred to MPBA, at that time a wholly-owned subsidiary of EBX (a Brazilian company controlled by Eike Batista). On January 9, 2004, 100% ownership of MPBA was acquired by Wheaton River Minerals Ltd. (MPBA is now a wholly-owned subsidiary of Peak Gold).

Licensing and Permitting

A mining license #851.676/92 (the “Mining License”) is registered in the name of MPBA. Granting of the license involves environmental licensing, a procedure carried out by the State Agency for the Environment and comprises three steps: (1) Preliminary License (“LP”); (2) Installation (Construction) License (“LI”); and (3) Operational License (“LO”). The LP was issued on October 23, 2002, the LI was issued on August 29, 2003 and the LO was issued on February 25, 2005. The LO permits the immediate commencement of commercial production and is valid for one year. This license is renewable for an identical period, provided that the annual mining report is presented to the authorities and that MPBA complies with the environmental and mining regulations. The area covered by the Mining License (3,971.41 hectares) was legally surveyed as required for DNPM to issue the Mining License.

Surface rights covering the Mining License are held by the federal government of Brazil. The administration of the Mining License area was previously transferred within the Federal Government administration to the Instituto Nacional de Reforma Agraria (the “INCRA”) — the National Institute for Colonization and Agrarian Reform, for the purposes of being included in the National Agrarian Reform Program. As the result of applications from Itajobi (Mineração Itajobi Ltda, part of the international AngloGold/Anglo American mining group) when it was the applicant for the Mining License and subsequently from MPBA, the INCRA’s regional office (Amapá) issued on August 22, 2003 a final report confirming that the area, in fact, is not suitable for agriculture, and should likewise be excluded from the National Agrarian Reform Program. On September 16, 2004, INCRA (through Ordinance No. 676) declared that the area is not suitable for land reform and transferred the surface rights to the Federal Property Authority (Secretaria do Patrimônio da União). MPBA has applied to the Secretaria do Patrimônio da União to obtain surface rights over the area covering the Mining License. It is expected that these surface rights will be granted as a matter of course.

Once MPBA had completed the survey and received the Mining License, the DNPM issued a document known as the “Imissão de Posse da Jazida” which confirms that the Corporation is the owner of the Mining License. The exploration permits are treated differently as no physical marks are allowed. These permits allow for exploration license only and are valid until a report is filed before the DNPM either confirming they can be economically exploited, in which case the DNPM grants a mining lease, or they are cancelled if they are not economical.

An environmental permit issued to MPBA is generally renewed annually and requires submission of a report or a site inspection. Such a site inspection was completed on March 7, 2007 and the permit was subsequently renewed until April 9, 2008

Royalties and Agreements

For properties that are held 100% by MPBA, MPBA pays mining royalties to the federal government equal to 1% of gross revenue, less the costs of transport and refining.

The ownership interests in the MSC properties (70% owned by MPBA) were based on an agreement established between Mineração Itajobi Ltda (and now assumed by MPBA) and MVREIS. All expenses (including costs associated with mineral rights, exploration costs, feasibility study and others studies) are paid for by MPBA. If exploration results in a mineral resource, then MPBA will prepare a feasibility study. At such time, MPBA will present a financial statement of investments related to the feasibility study to MVREIS. If MVREIS:

•

Pays their pro rata share of the investments (30%) then the interests will remain as it is and MVREIS will receive R$7.21 per ounce produced (after production starts) based on the reserves reported in the feasibility study. If the reserves increase, an additional R$3.60 per ounce produced will be paid for the extra ounces in the reserves;

•	Does not pay their pro rata share of the investments, MPBA can acquire and dilute the MVREIS interest.

If the interest of MVREIS is reduced to 5% or less, then the payment will be converted to a production royalty of 5%.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The nearest major populated centre to the Amapari Mine is Macapá which is served by scheduled airline service (six flights per day), mainly via the city of Belem in Para State with connections to Brasilia and other Brazilian cities.

Road access to the site is by 100 kilometres of paved road to Porto Grande, followed by 80 kilometres of unpaved road to the town of Pedra Branca do Amapari (population 4,000). The road continues for a further 20 kilometres to Serra do Navio (population 3,300) and the mine access road extends 16 kilometres from Serra do Navio to the mine site gate. Total driving time to site from Macapá is approximately three to four hours depending on road conditions. Charter flights (duration approximately 40 minutes) can be arranged from Macapá to a 1,100 metre long graded dirt airstrip at Pedra Branca do Amapari. MPBA is constructing an airstrip adjacent to the access road and immediately in front of the mine site gate.

Serra do Navio is essentially a mining town established in the 1950s by Industria e Comercio de Minerios S.A. (“ICOMI”) when a manganese mining operation commenced nearby. The manganese mine was shut down in 1998. The town appears to have been well maintained and much of the mining work force is said to remain. ICOMI built a railway to connect the manganese mine with the port of Santana on the Amazon River, near Macapá. The railway has been refurbished by MMX Mineração & Metálicos S.A. (“MMX”) and has been ready to transport cargo and passengers from Serra do Navio to Macapá since mid-2007. The length of the railway is 200 kilometres which is estimated to be a three hour trip.

Electrical power is supplied by the federal government-owned public utility Eletronorte. Power for the Amapari Mine is supplied to site via a 69 KVa high tension line from the Coaraci Nunes hydroelectric station in Porto Grande to a substation in Serra do Navio. MPBA established a branch line to the mine. A 13.8 KVa substation is located at the Amapari Mine site and power is distributed at 220 V within the administration buildings, shops and warehouse.

The mine site is one of gentle relief with local hills, between 100 and 300 metres above sea level. The mine is just north of the equator and the climate is hot and humid. The rainy season is year-round, with about 75% falling in the first six months of the year with a drier period between August and December. Annual rainfall is about 2,370 millimetres. Average annual temperature is 28 degrees Celsius.

History

Manganese deposits were discovered in the region shortly after the Second World War and this led to the establishment of a major mining operation at Serra do Navio in the 1950s by ICOMI and Bethlehem Steel.

Further exploration in the project area was carried out jointly by Anglo American and ICOMI in the 1970s, resulting in the location of base metal and gold geochemical soil anomalies and the finding of garimpeiro alluvial gold workings. Exploration ceased in 1978 with the departure of ICOMI from the joint venture.

A re-evaluation of the early data in 1992, plus further activities of garimpeiros, led to Anglo American applying for and obtaining claims from the DNPM over the area of interest. Fieldwork, based on a model of gold mineralization associated with iron formations, was restarted in 1994. This resulted in the discovery of the mineralized shear zone and the subsequent intensive exploration work which led to an estimation of mineral resources in 1996, subsequently revised in 1998. After the formation of, and transfer of Anglo American’s rights to, AngloGold in 1998, an infill drilling campaign was undertaken in 1999 and the mineral resource estimate was subsequently revised in 2001. A feasibility study by AngloGold on the oxide mineral resources was completed in October 2002.

The property was acquired by EBX in May 2003. EBX prepared a revised feasibility study based on the AngloGold feasibility study for the oxide mineral resources and produced a separate pre-feasibility study for the mining of the sulphide mineral resources.

The property was acquired by Wheaton River Minerals Ltd. in January 2004. Goldcorp subsequently merged with Wheaton River Minerals Ltd. in April 2005. The mine construction was initiated in July 2004 and gold production commenced in September 2005, with commercial production commencing in the first quarter of 2006. The acquisition by Peak Gold of the Amapari Mine from Goldcorp was completed on April 2, 2007. To the end of September 2007, in excess of 5.224 million tonnes of ore have been mined with production of 180,953 ounces of gold.

Geological Setting

The Amapari Mine area is located within the Guyana Craton in what has been described as the Maroni-Itacaiunas Mobile Belt, a tectonic unit running from Venezuela through the Guyanas and into Amapá and Para States.

The western part of the project area (about 25% of the property) is underlain by basement gneiss. The balance of the property area is underlain by ortho-amphibolite and meta-sedimentary rocks of the Vila Nova Group. The metasediments are similar to what has been named the Serra do Navio Formation in the nearby manganese mining area. These units are intruded by granitic pegmatites, diabase dykes and gabbro bodies.

The gold mineralization is associated with iron and carbonate-rich units of the chemical sedimentary unit known as the William Formation. This unit is comprised of a basal calc-magnesian domain made up of carbonate schist and calc-silicates, and an iron domain of banded iron formations (“BIF”). Laterite and lateritic colluvium are common throughout the area and tend to be thicker over topographic highs, with thick laterites developed in proximity to BIF. A north-south trending shear zone appears to control gold mineralization by carrying gold-bearing hydrothermal fluids or remobilizing existing mineralization; this can be justified by the presence of mineralization found in the BIF that was not deformed by shearing. Mineralization is both conformable and not conformable with meta-sedimentary contacts in the William Formation.

Exploration

Initial exploration activities in the 1970s identified strong lead-zinc soil geochemical anomalies in the Amapari area where a BIF outcrop was found in the vicinity of garimpeiro workings. Exploration work was suspended in 1978, recommenced in 1994 and was discontinued in 2001. This exploration effort comprised broad-scale investigations such as geological mapping, geochemical and geophysical surveys, leading to the discovery of the mineralized shear zone in 1994. This was followed by intensive investigation of the mineralized zone, consisting primarily of RC drilling, auger drilling and core drilling.

Exploration activities completed on the property and surrounding region included mapping, multi-element geochemical sampling, airborne and ground geophysics. MPBA has an ongoing exploration program to explore and develop several oxide and sulphide targets that have been ranked to focus exploration towards targets deemed as highest priority.

After the establishment of the mineralization trend, a soil sampling and geological mapping grid was established, extending some 10 kilometres north-south by two to four kilometres east-west. Transverse sampling lines were established at 100 metres (locally 50 metres) intervals across the main north-south grid direction, with sampling of the B soil horizon at 20 metre intervals along the sample lines. Geochemical analysis on the minus 80 mesh sample fraction was carried out for gold (+5 parts per billion detection limit), arsenic, copper, lead, zinc, nickel and cobalt (all at +1 parts per million detection limits), as well as chromium (+10 parts per million detection limit). Using a threshold of 100 parts per billion gold, the results showed a belt of gold anomalies generally following the strike of the BIF. As well, a cluster of lead and zinc anomalies, at a threshold of 500 parts per million lead and 200 parts per million zinc, was located southwest of this belt. Mineralized shoots were defined by gold values over 200 parts per billion. Three of these were found in the northern part of the mineralized trend and were named Urucum A, B and C; at the southern end, three shoots were located and named Tapereba A, B and C. A gold anomaly associated with a lead anomaly southwest of the main gold trend, was named Tapereba D. Anglo American completed 229 line kilometres of soil sampling totaling over 11,000 samples.

Exposed rock, natural as well as those exposed by road cuttings, drill site clearing and other excavations, were sampled, generally along one metre channels. The channel samples were prepared following standard procedures and assayed for gold. Anglo American collected over 4,500 surface or channel samples.

A ground magnetometre survey was carried out over 208 kilometres of the geochemical grid lines, with readings every 20 metres. Information was digitally recorded with a Geometrics G-856 magnetometre. Daily magnetic variations were measured at the camp with a fixed magnetometre.

An electromagnetic VLF-EM survey of the geochemical sampling grid was completed along 162 kilometres of grid lines over gold and lead-zinc anomalies. This survey was undertaken using a Geonics EM-16, using a dedicated TX-27 transmitter.

An airborne magnetics and gamma-spectrometric (channels of U, Th and K) survey was carried out over the deposits and neighbouring areas, with lines at 250 metre intervals and with control lines every four kilometres. The fly height was 100 metres above the topographic surface.

MMX has an agreement with MPBA allowing sampling for iron in the vicinity of MPBA’s open pits. There is an expectation that some of the waste from MPBA open pit gold mining could be sold to MMX as iron ore. MMX provides samples from their drilling for MPBA to analyze for gold.

Deposit Geology and Mineralization

Gold mineralization is associated with iron and carbonate-rich units of the chemical sedimentary unit known as the William Formation, within the Vila Nova Group. This unit is comprised of a basal calc-magnesian domain made up of carbonate schist and calc-silicates, and an iron domain of BIF. The locus for the mineralization on the property comprising the Amapari Mine is a north-south shear zone exhibiting intense hydrothermal alteration, particularly silicification and sulphidation, bearing auriferous pyrrhotite and pyrite. The alteration is most intense in BIF, followed by amphibolite, carbonate schist and calc-silicate rocks.

The mineralization occurs in a series of deposits over a seven kilometre strike length of the shear zone. The Urucum deposit is in the northern part of the zone and Tapereba is in the southern part. Higher grades are associated with the more intensely hydrothermally-altered rocks. Deep tropical weathering and oxidation produced near-surface saprolitic mineral deposits overlying the primary sulphide mineralization.

Primary or Sulphide Mineralization

Sulfide mineralization within fresh rock is only found in drill core and does not outcrop at Amapari. Pyrrhotite and pyrite are the most abundant sulfides. Chalcopyrite, arsenopyrite, sphalerite and galena occur in trace amounts (less than 1%). At Urucum the mineralization occurs with intense silicification and pyrrhotite is the dominant sulfide. At Tapereba, the gold is associated with masses containing 5 to 10% pyrite, and pyrrhotite only occurs in trace amounts. The individual sulfide masses are several metres thick, and can be elongated on strike along north-northwest or north-south orientations. The sulphides extend in depth along a plunge dipping from 10º to 15º at about N10ºW. The dip ranges from almost vertical at Urucum, to 30° at the southern Tapereba deposits.

Gold occurs primarily with pyrrhotite (Urucum Zone) and pyrite (Tapereba Zone). Studies show that the gold occurs as free gold and not tied into the crystal lattice of the sulfide minerals (and, hence, should be relatively easily liberated during processing).

Saprolite Mineralization

Intense tropical weathering reaching down 100 to 130 metres has caused the formation of saprolite, that is, an in situ oxidation of the primary sulfide mineralization and host rocks. The saprolite consists mainly of iron oxides and hydroxides, clay and silica. Ore zones within saprolite follow the strike, dip and plunge of the primary sulfide mineralization. Semi-decomposed remnants of the primary mineralization become more frequent with depth.

Weathering has left much of the saprolite material amenable to free-digging but some of the saprolite will require blasting prior to excavation. The mineralization in these more competent zones may range from entirely oxidized to partially or even completely primary sulfides. The occurrence and size of hard zones will increase with depth. A surface that demarcates the transition to more competent rock was modeled using the weathering code during resource estimation.

Colluvial Mineralization

The colluvial deposits occur along north-south trending ridges cut by William Creek. The creek is at about 115 metres elevation and the ridges reach 300 metres. The top and slopes of the ridges are covered by alluvial and colluvial sediments. It is difficult to separate them in the field and therefore they are collectively named colluvium.

All ore shoots are covered by mineralized colluvium which varies according to the subsurface lithology. The grades of mineralization in colluvium tends to reflect the grade of underlying ore shoots, with patches of low grade or barren colluvium usually reflecting low grade or barren underlying saprolite zones. However, zones of mineralization in colluvium tend to be wider than in underlying saprolite due to mechanical transport and development of some secondary mineralization due to variations in surface soil chemistry.

Deep weathering and intense fixation of iron in the upper portions of the soil often creates a laterite horizon. The top of the colluvium is usually a layer rarely more than one metre thick composed of silty, clayey and sandy materials, poor in fragments of limonite. Immediately below there is a variable layer up to 10 metres thick containing lateritic fragments rich in iron oxide dispersed in a ferruginous clay-sand matrix which becomes rich in manganese at the base.

Drilling

Drilling on the project was carried out in three major campaigns, an initial campaign between 1995 and 1998, a subsequent in-fill drilling campaign in 1999 and the current in-fill and step out campaign, developed by MPBA, which commenced early in 2004 and is still in progress.

The initial drilling program comprised reverse circulation (“RC”) and auger drilling. The majority of the drilling of the oxide mineralization was by means of RC drilling, while a program of auger drilling was carried out in an investigation of the mineralized colluvium. A diamond drilling program investigated the primary sulphide mineralization, as well as the overlying oxide mineralization. The initial drilling program (1995-98) was undertaken by contractors, SETA Servicios Tecnicos Minerais Ltda, GeoService Ltda and Servsonda Ltda. The later in-fill drilling campaign (1999) was carried out by Diana Drill Ltda.

Drilling by MPBA has focused upon in-fill work necessary to support detailed mine planning for the oxide pits, step-out drilling to determine the extent of oxide mineralization and deep drilling to reach sulfide targets. Current drilling by MPBA is focused to define oxide potential between Tapereba AB and C as well as to define the extent, grade and nature of sulfide mineralization at depth.

RC drill holes were laid out on sections 100 metres apart across geochemically anomalous zones, with holes drilled at 40 metre intervals along these sections. Subsequently, an in-fill RC drill program was completed to produce an overall section line spacing of 50 metres. Samples were taken every metre. With the mineralized zones typically dipping about 60 degrees East, and the holes angled at 60 degrees West, the true thickness of a one-metre sample is about 85 centimetres. For more steeply angled holes, the true thickness would be proportionately less. A total of 38,199 metres of RC drilling was completed in 659 holes.

The auger drilling program was carried out primarily to investigate the mineralized colluvium immediately above and adjacent to the sub-outcrops of the mineralized shoots and to cover all areas with gold-in-soil geochemical values greater than 100 parts per billion. Holes were vertical and usually less than 10 metres deep. Samples were taken for every one metre of penetration. The auger grid spacing was 50 metres by 40 metres. A total of 7,533 metres of auger drilling was completed in 887 holes.

The objective of the diamond drilling program was to investigate both the saprolite mineralization and the sulphide mineralization below it. However, the hole locations were laid out such that the program also served as an in-fill drilling program for the oxide mineralization defined by the RC drilling pattern. In general, the diamond drill sections were spaced 100 metres apart. Diamond drilling was also used to twin RC holes to check the accuracy of RC samples. A total of 63,553 metres of diamond drilling was completed in 377 holes.

Sampling and Analysis

Sampling at the Amapari Mine advanced from early regional exploration activities which led to the identification of mineralization, through RC, auger and diamond drilling on which the mineral resource estimation is based, to sampling for pilot plant metallurgical testing for determining processing parameters to be considered in a feasibility study and now into daily mine operating control.

Soil sampling was carried out over a grid extending north-south for about 10 kilometres and east-west for about two to four kilometres. Samples were taken on east-west lines spaced at 100 metres (50 metres locally, in some cases), with sample sites 20 metres apart along the lines. Individual soil samples were approximately one kilogram. The samples were packaged in plastic bags, labeled and sent to the NOMOS Laboratory in Rio de Janeiro. Geochemical sampling is not a precision analytical tool, but a primary exploration procedure to identify areas of anomalous metal values in soil that could indicate the presence of nearby or underlying mineralization. Inductively Coupled Plasma analysis was used for the regional geochemical program, while samples from follow-up soil sampling over the main area of mineralization were analyzed by fire assay (with AA finish).

RC drill samples were collected in plastic bags at the bottom of a cyclone at each drill. The rig and hole were blown out every six metres to avoid contamination. Samples were collected every one metre and taken to the on-site facility for homogenizing and splitting with a Jones splitter to produce two one to two kilogram fractions, one for shipping to the assay laboratory and one for storage on site.

Drill core, HQ size in colluvium and saprolite and NQ size in unweathered rock, was placed in appropriate boxes at the rig and transported to the on-site core examination, sampling and storage facility. After logging, the core was split longitudinally (both diamond saw cutting and a core splitter were variously utilized), with one-half taken for assaying. Sampling was undertaken according to lithology, with a maximum sample length of one metre. Samples packed in plastic bags were shipped to the assay laboratory for further preparation and analysis.

Samples from auger holes were taken every one metre down the hole. They were collected in plastic bags and sent to the on-site sample preparation facility where they were homogenized and reduced by quartering to two one to two kilogram fractions, one sent for assaying and one for storage.

Channel sampling was carried out in saprolite and colluvium wherever exposed in road cuts, drill platforms and other excavations. Channels were normally one metre in length and individual samples were about three kilograms. Samples were placed in plastic bags and shipped directly to the NOMOS laboratory for assay.

Basic parameters such as rock quality designation and core recovery are measured/logged at the rig before core is put into boxes. Upon being placed in wooden boxes with proper depth interval markers the core is transported to a well-maintained, covered logging area. Subsequent to logging, the core is cut in half along its length by diamond saw. Samples are taken on one metre intervals and one-half of the cut core is placed in a plastic bag. Each bag contains a numbered ticket from pre-printed booklets. Unlike samples from previous owners, which generally used non-unique sequential numbers beginning with “1” for the first sample in each hole, MPBA assigns a unique number to each sample.

In April 2007, the exploration group began commissioning a new sample preparation facility at the mine site. Prior to using this facility, samples were transported to the SGS Lakefield Research group laboratory in Belo Horizonte for both sample preparation and assaying.

Quality Control and Data Verification

At the NOMOS laboratory, internal quality control was carried out by means of standards and blanks. To each batch of 45 samples, two artificial standards, one sample standard and two blank samples (one made up of reagents, one quartz) were added, bringing each batch to 50 analyses. By this means, the accuracy of the analytical procedures were determined by the standard samples; the reagent blank measures any reagent contamination and the quartz blank determines the extent, if any, of contamination during the sample preparation process. At least 30% of the samples of varying grades in each group were subjected to repeat analysis.

Samples from the initial exploration and drilling campaign (1995-98) were sent to either the NOMOS Laboratory in Rio de Janeiro or to the Mineração Morro Velho Laboratory in Nova Lima for analysis. Soil samples were dried and screened to minus 80 mesh for analysis. Other samples were crushed, ground and homogenized to appropriate standards in preparation for assaying. NOMOS is a recognized commercial facility that is certified by the Conselho Regional de Quimica de Rio de Janeiro. Mineração Morro Velho Laboratory is a division of Anglo American’s “Mineração Morro Velho” gold mine, specialized in gold analysis in ore and exploration sampling. Mineração Morro Velho Laboratory is not a commercial laboratory with ISO certification.

Samples from the second (in-fill) drilling campaign in 1999 were analyzed at Lakefield Geosol Ltda (part of the international SGS Lakefield Research group) in Belo Horizonte. Lakefield Geosol is an ISO9002 certified facility, specializing in analytical work for the minerals industry.

There are two distinct streams of samples currently being processed at Amapari. Samples in support of grade control and ore delineation are taken to an on-site facility for preparation and analyses. Samples taken by the exploration group are sent to Lakefield Geosol Limitada in Belo Horizonte and no aspect of the sample preparation is conducted by employees, officers or directors of MPBA. Lakefield Geosol Limitada is a joint venture between SGS Minerals Services and Geosol—Geologia e Sondagens Ltda. The on-site facility is operated under contract to Lakefield Geosol Limitada.

Both exploration and mine (grade control) samples are being analyzed for gold using similar industry standard techniques (fire assay with an atomic absorption finish). The mine lab (Lakefield Geosol Limitada contract facility) is only producing a gold assay and exploration samples analyzed by the commercial facility in Belo Horizonte are occasionally, but not commonly, analyzed for base metals.

The results confirmed that a high bias existed in the original NOMOS and Mineração Morro Velho assay data. An analysis of the results showed that the bias was irrespective as to sample type, that is, RC, diamond core, auger or channel. However, the overall bias was strongly influenced by a few obviously erratic results (wrong sample picked up, incorrect labelling, etc.). After removal of these erratic samples, it was established that the NOMOS and Mineração Morro Velho bias was restricted to higher grade samples, that is, above 10 grams of gold per tonne. Accordingly, a corrective formula was devised to apply to the old NOMOS and Mineração Morro Velho data. This resulted in a very small decrease in the grade of the oxide composites.

Drill hole samples collected by MPBA are placed in marked plastic bags which are placed in sacks and then shipped to the assay laboratory. Sample submission forms list the samples included in the shipment. Any discrepancies are reported by the laboratory once they are received. The laboratory ships the reject of the samples back to Amapari approximately every three or four months. The samples are stored on site. Mine samples are transported directly to the on site laboratory.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Amapari Mine as of September 30, 2007:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)

(exclusive of Mineral Reserves)

Category	Tonnes	Gold Grade	Contained Gold
		(grams per tonne)	(ounces)
Measured	2,763,871	1.41	125,200
Indicated	7,668,182	2.51	619,973

Measured + Indicated	10,432,053	2.22	745,173

Inferred	13,039,482	3.22	1,351,000

(1)

The Mineral Resources are classified as Measured, Indicated and Inferred based on the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The Mineral Resources as set out in the table above have been estimated by Emmanuel Henry, Member of the AusIMM (CP) from AMEC, who is a qualified person under NI 43-101 and a competent person under the JORC Code

(2)	Based on a gold price of $600 per ounce.
(3)	Based on a cut-off grade of 0.5 grams per tonne for the open pit and 2.1 grams per tonne for the underground mineralization.
(4)	Numbers may not add up due to rounding.
(5)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The following table sets forth the estimated Mineral Reserves for the Amapari Mine as of September 30, 2007:

Proven and Probable Mineral Reserves (1)(2)(3)(4)

Category	Tonnes	Gold Grade	Contained Gold
		(grams per tonne)	(ounces)
Proven	811,000	2.52	65,600
Probable	2,994,000	2.46	236,500

Proven + Probable	3,806,000	2.47	302,100

(1)

The Mineral Reserves are classified as Proven and Probable based on the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The Mineral Reserves as set out in the table above have been estimated by Carlos Guzmán from NCL, who is a qualified person under NI 43-101 and a competent person under the JORC Code.

(2)	Based on a gold price of $575 per ounce.
(3)	Based on a cut-off grade of 1.1 grams per tonne.
(4)	Numbers may not add up due to rounding.

Mining Operations

Exploitation of the oxide Mineral Reserves is currently in progress by open-pit mining and heap leaching of agglomerated crushed ore. The current life-of-mine plan shows production from current oxide Mineral Reserves until mid-2009 which could be extended by nine years if the estimated Mineral Resources are taken into consideration. The exploitation and processing of the sulphide ore is being re-evaluated by MPBA.

Open-Pit Operations

Mining is currently underway in the Tapereba AB and Tapereba C pits. Two small pits, Tapereba D1 and D2, were exhausted in 2006. Tapereba D3 remains to be mined. Pre-stripping at the Urucum pit commenced in October 2007.

Using the resource block model, the pit slope recommendations and the expected operating costs based on the mining and milling methods selected, an open-pit mining plan was designed and the mineral reserve was determined. New pit designs for Tapereba AB, Tapereba C, Tapereba D and Urucum were carried out, considering new pit optimizations based on the updated resource models and current economic and metallurgical criteria. Studies are in progress to take into account a provision for an ultimate pit to include mining of sulphide ore. In the case of the large pits at Tapereba AB and Urucum to access the sulphide ore involves a push back with considerable stripping of waste to deepen the oxide pit. No significant change in the current pit stages is required as a result of the reclassification of reserves to resources, but the pit would stop prior to the commencement of the push back. Optimization of the new orebody models using the current gold price projections, operating costs and processing estimates are planned.

Heap Leach of Oxide Mineralization

The results of testwork confirmed that conventional heap leaching would provide an economical recovery level on the oxidized mineralization. Testwork indicated that gold recovery approaching 95% could be achieved under test conditions in a 50-day leach period. On this basis, it was anticipated that a 90% gold recovery under normal operating conditions under a 70-day leach cycle could be achievable. However, operational history has shown that several factors, including the poor percolation due to clay content in the plant feed, heap heights, rainfall and irrigation system, can affect the rate of gold recovery from the heaps. Around 70% recovery is currently being achieved from ore with saprolite contents of 50% to 70%. Future production plans indicate an increase in the saprolite content to approximately 80% of the process feed. Historic operating data suggests that at this higher saprolite content, gold recovery will reduce to around 62%.

Heaps are built up as two metre lifts, to total height of six metres, placed with conventional conveyors and stackers. The ore is crushed in a three-stage process to minus one inch before agglomeration. A typical heap cycle is 110 days, including 90 days leaching, 10 days neutralization, washing and drainage, and the rest for heap construction and removal to waste. Cyanide consumption is estimated at 0.35 kilograms per tonne. There are a total of four pads each with a nominal capacity of 180,000 tonnes. The pregnant solution follows the conventional route of adsorption, desorbtion and electrowinning.

The heap leach facilities are estimated to produce almost 220,000 ounces of gold over a period of approximately two years, with an average annual output of approximately 110,000 ounces per year. To the end of September 2007, in excess of 5.224 million tonnes of ore have been mined with production of 180,953 ounces of gold. Current recoveries for 2007 to the end of September averaged 67.8%.

Proposed Operations – Sulphide Ores

A pre-feasibility study was completed on the proposed mining of the sulphide ores. This study contemplated open pits and an underground mine to exploit the underlying sulphide resource when the oxide resources are depleted. MPBA intends to carry out a detailed feasibility study on the possibility of mining and milling the sulphide resources after further drilling has been carried out and the geological and metallurgical aspects of the sulphide zones are better understood.

Bullion Handling and Transport

All bullion handling on-site occurs inside of the refinery building. Inside there are a vault and a safe to store the bullion before shipment. The refinery building is fenced, monitored by CCTV 24 hours per day, seven days per week and by a mix of on-site MPBA and contracted security guards. When shipment occurs, a police escort and an in-house security patrol move the gold off to a helipad near the refinery building. The security company arranges transportation of product from site to Umicore Brasil Ltda (“Umicore”) in Garulhos, São Paulo. Umicore refines the gold after which it is sold on the spot market. Gold sales are negotiated with Mitsui & Co. Precious Metals Inc.

MPBA is constructing an airstrip adjacent to the access road and immediately in front of the mine site gate. The new airstrip will allow for the use of conventional aircraft and therefore reduce bullion transport costs.

Environmental and Permitting Considerations

An environmental management system and environmental management plans have been developed and implemented for the project. The aim of the system and plans is to meet all legislative requirements, minimize any possible environmental impacts and rehabilitate disturbed areas. The plans include monitoring and implementation of necessary remedial measures in relation to surface water, mine, plant and workshop effluents, air quality and gaseous emissions, noise and vibrations, plus licensing, rehabilitation of degraded areas, storage of residues, sanitation, internal and external auditing, and monitoring and control of impacts in areas adjacent to the mine area.

An external environmental audit of the Amapari Mine was undertaken in May 2006 by Enesar Consulting Pty Ltd (“Enesar”). Enesar reviewers identified environmental issues at the Amapari Mine and also evaluated community relations and development, the environmental management system, environmental liabilities and compliance. Eight environmental issues were identified:

•	Fugitive sediment control and water quality.

•	Cyanide management.

•	Downstream water quality.

•	Dust management.

•	Solid waste management.

•	Hazardous material management.

•	Potential for acid rock drainage.

•	Mine closure planning.

As a result of the audit several remediation actions were put in place. These included:

•	Drainage improvement and increasing hydro seeding in the disturbed areas (61 hectares completed).

•	Fencing around the ponds with cyanide concentration >50mg/L CNWAD.

•	Flow metre installed at William Creek to monitor solids discharge following heavy rains.

•	Water trucks operate during the dry season to control dust in mining areas and on external roads used to transport employees.

•	Implementation of a selective solid waste collection and recycling program.

•	Implementation of a hazardous material management program.

•	Ongoing acid rock drainage testwork for sulphide ore.

•	Review of the mine closure mine plan (January 2007).

Issues relating to community relations and development and environmental management systems were also identified.

The key environmental concerns of the sulphide mining operation relate to the tailings and waste rock dumps. A comprehensive environmental management and closure plan incorporating the results of the geochemical characterization studies and the mitigation and management measures is required to determine what measures are necessary to prevent acid generation from the sulphide tailings and waste rock materials. This will be considered in the sulphides feasibility study.

Taxes

Corporations in Brazil are generally subject to income tax at a rate of 25% plus a social contribution tax of 9% of accounting income for a theoretical composite tax rate of 34%. For properties that are held 100% by MPBA, MPBA pays mining royalties to the federal government equal to 1% of gross revenue, less the costs of transport and refining. As an exporter of gold, the Amapari Mine is exempt from revenue taxes and trade taxes on sales.

Production Estimates

The proposed mine production schedule considers 16.8 million tonnes of total material movement for 2008, with more than 50% of it coming from Urucum and Tapereba C during the first semester. MPBA site personnel consider the production schedule for 2008 to be achievable with the existing fleet. The current utilization of the hauling fleet is lower than expected due to the mine meeting plant feed requirements and the positive reconciliation between the model planned tonnes and mined ore tonnes which has reduced the planned stripping ratio. However, if a shortfall in equipment capacity is identified because of longer hauling distance, another hired truck might be required.

The mine production schedule requires that the Urucum mine is ready to operate by the end of 2007; including access construction and deforesting. MPBA believes that there is sufficient equipment to complete these requirements with its existing fleet.

Mine Life

The current life-of-mine plan shows production from current oxide Mineral Reserves until mid-2009 which could be extended by nine years if the estimated Mineral Resources are taken into consideration. The exploitation and processing of the sulphide ore is being re-evaluated by MPBA.

Peak Mines, Australia

At the request of the Corporation, MQes prepared a report with an effective date of March 30, 2007 and amended February 25, 2008 entitled “Amended Technical Report – Peak Mine – New South Wales, Australia” (the “Peak Report”). The authors of the Peak Report are Christopher Kaye, MAusIMM, B.Eng. (Chemical), Geoffrey N. Challiner, B.Sc.(Eng.), C.Eng., and Neil Inwood, MAusIMM, each of whom are qualified persons and independent of the Corporation within the meaning of NI 43-101.

The following description of the Peak Mines has been summarized from the Peak Report and readers should consult the Peak Report to obtain further particulars regarding the Peak Mines. The Peak Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Property Description and Location

The PGM properties include the New Cobar, Chesney, New Occidental, Peak and Perseverance deposits, and are situated in the vicinity of Cobar which is located approximately 600 kilometres (710 kilometres by road) northwest of Sydney, New South Wales, Australia. The PGM properties include a 100% interest in four consolidated mining leases, a mining lease, a mining purposes lease, and four exploration licenses. In addition, PGM has a 75% farm-in agreement on an exploration lease with Zintoba Pty Ltd. and also a 51% farm-in agreement on an exploration lease with Lydail Pty Ltd. In 2006 PGM entered into an agreement with Polymetals Mining Services Pty Ltd (Polymetals) for the purchase of the open pittable resource contained within the confines of the Mount Boppy mine. The agreement provides for PGM to manage and pay the mining costs and to purchase the first 50,000 ounces of gold product for a price of A$130 per ounce. Additional gold product will be retained by PGM with no purchase charges other than a 3% royalty payment on payable metals to Polymetals. The PGM leases and licenses including joint ventures cover approximately 855 square kilometres surrounding the Peak Mines.

All production from PGM mines is subject to a royalty payable to the State of New South Wales at a net effective rate of 3% of gross revenue.

Principal mining activities are conducted at the Peak Mines site, an underground mine and processing facility. Full scale mining of the Peak deposit ceased in April 2002, but mining recommenced in 2005 in remnant ore zones and at the top of the Peak deposit. Underground mining and development is currently occurring at the New Occidental and Perseverance deposits. Peak, New Occidental and Perseverance deposits are accessed by the Peak Mines shaft and utilize the mining and processing infrastructure of the Peak Mines site. Surface mining of oxide and sulphide ores at the New Cobar deposit ceased on completion of a small open pit mine in 2004. A feasibility study for underground mining at New Cobar was completed in 2004 and the development of the project was completed in September 2005 when underground production from New Cobar began. Adjacent to the New Cobar deposit is the Chesney deposit which will be developed in 2008. The Chesney deposit will be accessed via the New Cobar decline. Surface oxide mineralization is known to exist at the Chesney and Peak deposits. Undeveloped sulphide mineralization occurs at the New Cobar and Chesney deposits and remains at the New Occidental, Perseverance and Peak deposits. PGM plans to use contractors to mine and transport ore from the Mount Boppy deposit to the Peak Mines processing facilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Peak Mines are accessed by driving eight kilometres south from the township of Cobar on the Cobar-Hillston Road to a 0.5 kilometre private sealed road. Approximately 45 kilometres of sealed roads connect the Peak Mines to Mount Boppy. Regional road access through Cobar is provided by an all weather highway which extends between Sydney and Adelaide. The road distance from Sydney is 710 kilometres. The NSW rail service is available at Cobar and extends via Nyngan to the port at Newcastle. The point of sale for copper concentrates is the CSA Pty Ltd (Cornish, Scottish and Australian) copper mine five kilometres north of Cobar. The concentrates are transported by road and rail to ports on the east coast of Australia and subsequently shipped to overseas smelters by others. A regional airport services Cobar with regular commercial flights to Dubbo connecting to Sydney.

The Cobar region has a semi-arid climate and in years of normal rainfall receives on average about 416 millimetres of rainfall per year; however drought conditions have been prevalent in the area for the past four or five years. Temperatures range from an average temperature of 16 degrees Celsius in the winter to 33 degrees Celsius in the summer. There are no permanent waterbodies on the mining leases or exploration licenses. Weather does not significantly affect PGM’s mining operations and mining is conducted year-round.

The Cobar Water Board supplies untreated water to the Peak Mines via a 130 kilometre dedicated pipeline from the Bogan River west of Nyngan. PGM is entitled to 1,890 million litres per year (less evaporation), although it currently uses on average 300 million litres per year. PGM has agreed to allocate an amount of its entitlement to the CSA Pty Ltd copper mine, and as a result, except in certain circumstances, is not allowed to consume more than 1,000 million litres of its water allocation. The Peak Mines itself produces water at a rate of 197 million litres per year and supplies a large proportion (estimated to be 36% in 2005) of its raw water requirements. Potable water is pumped from the Cobar Shire Council’s water treatment plant to the site.

Maximum electricity consumption demand is 5.5 megawatts and annual consumption is approximately 50 gigawatt hours. Power is provided to the Peak Mines via a 132 kilovolt transmission line to a substation at the Peak Mines where it is converted to 11 kilovolts for use on site or transformed on site to lower voltages. Emergency power is available from two 0.8-megawatt diesel generating units on-site which are owned by PGM.

The landscape is predominantly flat, composed of sandy plains with minor undulations. Cobar is situated at 260 metres above sea level. Vegetation is largely semi-arid low woodland, with minor creeks and rivers (usually dry) lined by taller eucalypt species.

History

There has been sporadic gold mining in the Cobar district since the 1870s. The district was better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century. Numerous small gold deposits were discovered in the late 1880s, with the Occidental, New Cobar, Chesney and Peak producing gold in the late 1800s. The greatest period of activity at the Peak Mines was from 1896 to 1911. Most of the first phase gold mining in the Cobar district ceased by 1920.

The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine. The New Cobar (or Fort Bourke) and Chesney mines also re-opened in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952. Between 1935 and 1952, the New Occidental Mine had produced 700,000 ounces of gold.

Exploration by various companies was conducted through the late 1940s and continues. The Peak deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987. Between 1982 and 1985 a total of 30,840 metres were drilled to delineate the Peak deposit. Production commenced at the Peak Mines in 1992.

Subsequent exploration and investigations led to the development of the New Occidental and Perseverance deposits.

Exploration at the Fort Bourke Hill historic workings, including shallow and deep diamond drilling, was conducted from 1989. Following the temporary loss of access to the Peak Mines shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, in October 1998, which continued until March 1999, extracting approximately 105,000 tonnes of ore. This positive result led to the mining of the New Cobar open pit which produced in excess of 1,000,000 tonnes of ore prior to completion in February 2004.

Mount Boppy was discovered in 1896 and produced about 425,000 ounces of gold between 1902 and 1922. Between 2001 and 2005, Polymetals processed approximately 500,000 tonnes of ore. In 2006, PGM entered into a purchase agreement for the resource in this mine.

Other exploration targets include the Chesney copper-gold, Gladstone, Dapville, Young Australia, Mount Pleasant and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

Geological Setting

The PGM deposits are found in the Cobar mineral field, a mining district stretching over a 60 kilometre section of the north-south trending eastern margin of the Cobar Basin.

The deposits of the Cobar field are characterized by a diversity of metal assemblages, from zinc-lead-silver at the Elura deposit (now the Endeavor Mine) to the north through the copper-zinc-lead-silver CSA deposit immediately north of the town of Cobar, to the copper (Great Cobar), copper-gold (New Cobar, Chesney and Perseverance), gold (New Occidental) and gold-copper-zinc-lead-silver deposits (Peak) south of town. This southern, gold-rich section of the Cobar mineral field is known as the Cobar gold field.

The Cobar gold field is defined as the 10 kilometre long belt of historical gold mines that extend northwards from the Peak Mines area to the Tharsis workings, immediately north of the township of Cobar. Cobar gold deposits are attractive from the perspective that they tend to be high-grade discrete bodies, which are ideally suited to underground extraction. The gold mineralization typically demonstrates excellent metallurgical recoveries and often yields considerable base metal by-products.

The deposits of the Cobar gold field are structurally controlled vein deposits and hosted by shear zones. They are typically steeply dipping, cleavage-parallel, generally north plunging lodes of short strike length (100 to 300 metres) and narrow width (less than 20 metres), but extensive down plunge extensions (in excess of 1,000 metres).

Exploration

The Cobar gold field is a mature mining camp that has been extensively explored for gold and copper near surface. The controls on mineralization are well understood and the location of the two principal controlling structures, the Great Chesney Fault and the Peak-Perseverance Shear are well known.

Recent PGM exploration efforts have focused on examining unexplored or under-explored sections of these two faults and are expected to continue to focus on these structures in the near future. The principal method of exploration is by diamond core drilling, RC drilling and down-the-hole electromagnetic surveys. Induced polarization surveys and geochemical sampling of shallow drill holes or soils are used during the early stages of exploration. PGM currently plans for exploration and evaluation expenditures of A$3.2 million in 2007.

PGM staff conducts all exploration programs on the PGM leases. Such exploration programs may include the use of drilling or geophysical contractors, but such work is supervised by PGM employees. In 2003, PGM entered into a farm-in agreement with Lydail Pty Ltd (“Lydail”) for the Rookery South tenements and in 2005 PGM signed a farm-in agreement with Zintoba Pty Ltd for the Norma Vale tenements. On April 2, 2007, PGM and Lydail amended their agreement to recognize the transfer of a 51% interest in the tenement to PGM and PGM elected to increase its ownership to 75% through further expenditure.

Mineralization

The mineralization is typically associated with extensive silicification, chlorite alteration and a gangue mineralogy dominated by pyrrhotite, pyrite and to a lesser extent, magnetite. The Cobar gold deposits are steeply dipping pipe-like bodies with short surface dimensions but considerable vertical extent. Mineralization occurs within high strain zones and is localized in zones of dilation that typically form around flexures in the shears caused by lithological competency contrasts. Base metal mineralization is present along most of the shear systems within the Cobar gold field, and in places attains economic significance. The gold mineralization, in contrast, occurs in very discrete high-grade bodies focused in the zones of maximum dilation.

Drilling

PGM’s current standard practice is to drill exploration diamond drill holes with HQ, stepping down to NQ/NQ2 core at between 100 and 300 metres depth or when drilling problems are encountered. Delineation drilling of stope blocks for upgrading to Measured Mineral Resources is performed with LTK48-sized core. The sample volume of one metre of full LTK48 core is very close to the volume of one metre of half NQ core thereby minimizing change of support issues for resource estimation using both sample types.

RC drilling is conducted with 130 to 140 millimetre face-sampling bits to minimize contamination from material in the drill hole walls. RC drilling samples are collected in a cyclone operated by the crew of the rig. Samples are then logged by the geologist and a representative split sent to the laboratory for assay.

Surface drill data available for the 2003 Mineral Resource Estimate at the New Cobar Mine were acquired in 16 discrete drill programs completed between 1973 and 1997. Of the holes drilled, 444 were selected for use in the Mineral Resource Estimate. In 1996 and 1997, a deeper diamond drill program was completed in order to evaluate the sulphide mineralization at the New Cobar deposit. Subsequent to commencing underground production, diamond drill core from an additional 155 LTK48 holes were available for use in the December 2006 Mineral Resource Estimate.

Surface drilling programs have been completed at the Chesney deposit in 2004, 2005 and continuing into 2007. A number of holes were drilled to depths between 350 metres and 800 metres below surface. The oxide mineralization on the property has been drill tested to approximately 100 metres below surface using 100 face-sampling RC drill holes and 47 percussion drill holes. In addition, several HQ/NQ-sized diamond drill holes tested the deposit at deeper levels below the water table. This drilling was completed in five different drill programs between 1987 and 2001. Of the holes drilled, 147 were selected for use in the Mineral Resource Estimate. The unoxidized mineralization at Chesney has been drill tested to approximately 550 metres below surface by NQ/NQ2 diameter diamond drill holes. In addition, 16 AX and EX underground diamond core holes were drilled from the lowest level of the mine (270 metres below surface). In total, 71 holes have been used to estimate the tonnage and grade of the mineralized system immediately below and in the hangingwall of historic workings.

New Occidental Mineral Resource Estimates are based on 429 drill holes from drilling campaigns between 1945 and 2006.

Four drilling campaigns were completed in the Peak area between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995. The results of 80 drill holes from such programs were used in the Peak resource estimates. The RC drill programs were sampled every two metres and the diamond drill core was sampled on various intervals of less than two metres. Three programs of exploration drilling, utilising NQ/2 core, were conducted on Peak Deeps between 2003 and 2006. The results of 22 holes were used to update the Peak Deeps resource model in December 2006. The underground mine at Peak was in operation from 1992 to 2002 with mining recommencing at a reduced rate in 2005. It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource. Since the last Mineral Resource Estimate all new holes have been drilled using underground drills; LTK48 core and whole-core sampling, and NQ core with half-core sampling. These are the same drill rigs as currently being used at New Occidental, New Cobar and Perseverance.

Almost all underground drilling at the Perseverance deposit was completed using HQ, NQ/NQ2 and LTK48-sized drilling equipment, except for a few wedged holes which were completed using heavy duty CHD-series drill rods. HQ-sized equipment was used to establish collars and complete up to 300 metres of parent hole to facilitate off-hole wedging and directional drilling. LTK48 core was used to assess the upper margin of Zone A. Zones B, D, Hulk and Hercules are drilled much more sparsely. The results of 451 drill holes were used in the Perseverance Mineral Resource Estimates.

Sampling and Analysis

Reverse Circulation Samples

RC drilling samples are collected by a cyclone operated by the crew of the rig. Samples are then logged by the geologist and a representative split is sent to the laboratory for assay.

PGM uses face-sampling hammers to minimize sample contamination from drill hole walls and riffle splitters to reduce samples in the field to a size small enough to be pulverized in an LM5 mill without having to resplit/recombine.

Sampling strategies are devised for individual projects depending on requirements. The sampled intervals can be one, two or four-metre composites depending on the accuracy required. One-metre samples are retained to allow more detailed analyses at a later date.

Core Samples

Sample intervals are selected and sample numbers issued by the geologist during logging to cover all potentially mineralized intersections. The decision to sample is based on the presence of significant quartz veining, alteration mineralogy (usually silicification) and/or sulphides. Sample intervals are generally laid out every one metre through the mineralized zone, although lesser lengths may be used if a sharp mineralization contact is reached before the end of the last full-metre sample in a zone. Not all core in the hangingwall or footwall, typically consisting of barren Great Cobar Slate or Chesney Formation, is analyzed.

One-metre long samples are taken from half HQ/NQ or whole LTK48 core. HQ/NQ samples are split with a saw, cutting the core at right angles to cleavage, and half of the core is retained on site for future reference. Unsampled mine production core from delineation drilling is discarded. Samples are bagged and collected and blank and standard samples inserted into the numbering stream.

Samples are then packaged for shipment to the laboratory. PGM assays all of its drill core samples at outside commercial laboratories. PGM personnel do not conduct any aspect of the sample preparation. The onsite mine laboratory is used only for process control and underground muck samples.

Sample Quality

Core recovery has generally been very high and is not considered to be causing any difficulties with samples being representative. RC drilling recoveries are generally good with local problems near old mine openings and some open fractures in the ground. The location of areas with recovery problems is known and can be plotted.

PGM has chosen to use a relatively large drill core size in order to minimize known problems with sampling of small high-grade shoots within the deposits. The drill core size may potentially affect the estimation of contained gold within the shoots since mill head grades from these areas have historically been somewhat higher than the ore reserve estimates.

PGM uses outside assay laboratories for all core and RC chip analysis, whether for exploration or delineation drilling results. All core is analyzed for gold, copper, lead, zinc and silver. Other elements such as bismuth and iron may be assayed for depending on the deposit. PGM uses both SGS and ALS, both registered with the National Association of Testing Authorities in Australia, for contract analytical work and different drill programs or exploration projects will be given to either laboratory. Since 1996, PGM has completed regular checks of assay laboratories and submitted blanks with regular core samples.

PGM has prepared safety diagrams to check the sample reduction and comminution steps during sample preparation to ensure that representative subsamples are maintained at all stages.

PGM uses a quality control and checking system to validate the precision and accuracy of the gold and, to a lesser extent, copper assays, and to monitor cleanliness in sample preparation. The quality control system consists of standards, blanks, repeats, pulp duplicates, screen fire assays, inter-laboratory check assaying and inter-laboratory check screen fire assaying.

Data validation protocols are built into the date-entry system used by PGM.

Security of Samples

Core is logged and sampled, and half cores are stored in a fenced and locked yard behind the main gate at the Peak Mines. The main gate is manned by security personnel 24 hours a day and access to the yard is limited to authorized exploration and mine geology personnel. Samples are collected and shipped to commercial assay laboratories from this location. Sample pulps and field splits of RC samples are also stored in secure facilities.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Peak Mines as of December 31, 2006.

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(exclusive of Mineral Reserves)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold	Copper	Gold	Copper
		(000s)	(grams per tonne)	(%)	(000s ounces)	(000s pounds)
Peak	Measured	214	5.76	0.61	40	2,872
	Indicated	262	4.36	0.74	37	4,275

	Measured + Indicated	476	4.99	0.68	76	7,417

	Inferred	47	5.25	0.40	8	418

New Occidental	Measured	73	8.24	0.29	19	465
	Indicated	189	6.50	0.18	40	751

	Measured + Indicated	262	6.98	0.21	59	1,216

	Inferred	433	7.04	0.17	98	1,624

Perseverance	Measured	226	4.85	1.56	35	7,765
	Indicated	534	5.03	1.32	86	15,526

	Measured + Indicated	759	4.98	1.39	121	23,291

	Inferred	1,080	7.24	0.72	251	17,137

New Cobar	Measured	300	5.02	0.72	48	4,768
	Indicated	237	4.87	0.65	37	3,394

	Measured + Indicated	537	4.95	0.69	86	8,163

	Inferred	240	4.56	0.53	35	2,805

Chesney (oxide)	Measured	429	0.84	1.18	12	11,149
	Indicated	154	1.45	0.95	7	3,225

	Measured + Indicated	583	1.00	1.12	19	14,374

	Inferred	1	1.48	0.46	0.1	13

Chesney (sulphide)	Measured	—	—	—	—	—
	Indicated	736	2.81	2.00	66	32,444

	Measured + Indicated	736	2.81	2.00	66	32,444

	Inferred	28	1.45	2.24	1	1,379

Mount Boppy	Measured	—	—	—	—	—
	Indicated	164	5.86	—	31	—

	Measured + Indicated	164	5.86	—	31	—

	Inferred	162	4.23	—	22	—

Total	Measured	1,241	3.86	0.99	154	27,020
	Indicated	2,276	4.16	1.19	304	59,616

	Measured + Indicated	3,517	4.05	1.12	458	86,636

	Inferred	1,991	6.50	0.53	416	23,375

(1)

The Mineral Resources for the Peak Mines deposits set out in the table above have been estimated by PGM staff and audited by Geoffrey N. Challiner, B.Sc.(Eng.), C.Eng., Independent Mining Engineer for Mine and Quarry Engineering Services, Inc., who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.

(2)	The Mineral Resources were estimated using three-dimensional multiple indicator and ordinary kriged block models, constrained by geological and grade domains.
(3)	A$80 net smelter return cut-off was applied to all in-situ Mineral Resources, along with appropriate recoveries.
(4)

Included in the Mineral Resources are portions of Mineral Reserve stope outlines which have been classified as an Inferred Mineral Resource and mineralized material above the deposit/zone cut-off grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic. Excluded from the Indicated Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(5)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(6)	Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Reserves for the Peak Mines as of December 31, 2006.

Proven and Probable Mineral Reserves (1)(2)(3)(4)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold	Copper	Gold	Copper
		(000s)	(grams per tonne)	(%)	(000s ounces)	(000s pounds)
Peak	Proven	112	9.47	0.74	34	1,834
	Probable	121	4.64	0.61	18	1,628

	Proven + Probable	233	6.96	0.67	52	3,462

New Occidental	Proven	184	7.89	0.15	47	607
	Probable	84	6.58	0.16	18	295

	Proven + Probable	267	7.48	0.150	64	902

Perseverance	Proven	219	8.05	1.73	57	8,376
	Probable	350	8.98	0.69	101	5,319

	Proven + Probable	569	8.62	1.09	158	13,695

Surface Stockpiles	Proven	190	3.94	0.73	24	3,058
	Probable	—	—		—	—

	Proven + Probable	190	3.94	0.73	24	3,058

New Cobar	Proven	242	5.47	0.72	43	3,846
(underground)	Probable	98	5.66	0.57	18	1,235

	Proven + Probable	340	5.52	0.68	61	5,082

Mount Boppy	Proven	—	—	—	—	—
	Probable	—	—	—	—	—

	Proven + Probable	—	—	—	—	—

Reclaim Stockpiles	Proven	—	—	—	—	—
	Probable	75	2.00	0.65	5	1,071

	Proven + Probable	75	2.00	0.65	5	1,071

Total	Proven	948	6.70	0.85	204	17,720
	Probable	727	6.82	0.62	164	9,956

	Proven + Probable	1,675	6.75	0.74	368	27,241

(1)

The Mineral Reserves for the Peak Mines deposits set out in the table above have been estimated by PGM staff and audited by Neil Inwood, MAusIMM, Senior Consultant, Resources with RSG Global Consulting Pty Ltd, who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Reserves are classified as Proven and Probable, and are based on the JORC Code.

(2)	The Mineral Reserves were estimated using either a two-dimensional kriging method or a three-dimensional kriging method, constrained by geological and grade domains.
(3)	The cut-off net smelter return value used for the Mineral Reserve estimates is A$100 per tonne. Appropriate recovery and dilution factors have been applied to each zone.
(4)	Numbers may not add up due to rounding.

Mineral Processing and Metallurgical Testing

The original and now depleted Peak ore zones are characterized generally as high copper, with high gold recovery; high gravity recoverable gold; and high sulphide, with lower gold recovery requiring longer leach time.

The New Cobar open pit ore processed to date is a combination of sulphide and oxide copper and gold mineralization. Testing indicates gold recovery of over 93% from cyanide leaching. Although it will continue to be processed by blending with other ore, it is planned that stockpile ores will be processed over time until 2010. During 2005, sulphide ore was processed in addition to the oxide. The metallurgy of the partial oxide (“POX”) ore is difficult and as a result 300,000 tonnes of POX ore was written off. Approximately half of this material has been treated to date achieving a gold recovery of approximately 53.8%. Testwork is being continued with this ore to ascertain how to improve recoveries.

The New Occidental ore, which constituted approximately 60% of the process feed during 2006, will decline and finish in 2011. The ore has been subjected to a comprehensive testing program that commenced in 1996 with initial mineralogical studies. This testing program confirmed the benefit of finer grinding to 80% passing 53 microns and extending the leach time from the current 22 hours to 48 hours. Analysis of performance through the circuit suggests fine grinding to only 75 microns is required if the flotation circuit is operating.

Drill core samples from Perseverance have also been subjected to a comprehensive program of mineralogical examination and testing using PGM’s site specific laboratory procedure and other procedures. In addition to testing of Perseverance alone, testing was also conducted on blends with New Occidental ore at the finer grind required for the latter. The testing showed that Perseverance ore is similar to the high copper Peak ore, with gold recovery of over 93% using Peak orebody conditions and copper recovery of over 65% to a concentrate. Blending was found to be of benefit to total gold recovery, despite lower gravity recovery with the fine grind required for New Occidental ore, because of a fine-grained gold component in the Perseverance ore and recovery of the New Occidental refractory gold to the copper concentrate.

Mining Operations

Mine production operations are located in four distinct underground zones, plus ore stockpiled from the completed open pit operation at New Cobar. Current mining is from zones which are contiguous to, or nearby, earlier mined out areas. The four underground operations are known as Peak (including remnants), New Occidental, Perseverance and New Cobar. Production operations have been underway at New Occidental since December 2001, while development commenced at Perseverance in October 2002 with production commencing in July 2003. The New Cobar open pit mine was completed in February 2004, with the mined ore stockpiled for subsequent treatment. The New Cobar underground development commenced in June 2004 and was commissioned in September 2005.

The New Occidental and Perseverance orebodies are accessed from the Peak Mine infrastructure which allows 45 and 55-tonne truck haulage from the two zones to the Peak Mine crushing and hoisting infrastructure. Ore from New Occidental and Perseverance is hauled to the Peak Mine crushing station, where a Jaques jaw crusher is operated. Crushed ore is loaded into the 10-tonne skip and hoisted to the surface, where it is stockpiled for milling. The Peak Mine infrastructure includes a 5.3-metre diameter concrete-lined shaft to a depth of 740 metres. The hoisting system is designed to provide capacity in excess of 700,000 tonnes per year. The main winder is a ground-mounted, friction winder running a single 10-tonne pay load skip, counterweighted by a 30-man cage connected by four 28-millimetre head ropes and two 40-millimetre tail ropes. The auxiliary winder is a ground-mounted, single drum winder hoisting a double deck, six-man cage, on fixed guides, in a bratticed compartment in the shaft. Like the main cage, the auxiliary winder can be operated in automatic, semi-automatic and manual modes.

The mining and milling operations operate on a 4 panel roster with two 12 hour shifts per day, 365 days per year. Maintenance is conducted by PGM personnel and contractors carry out the diamond drilling activities.

Drilling has identified significant down-dip extensions to the New Occidental and Perseverance orebodies and also an up dip extension to the Peak orebodies. Extensions to the declines are progressing in the New Occidental and Perseverance areas to enable further drilling and the completion of a mining study for the Perseverance Zone D. The mining of remnant ore around the original Peak deposit is being examined and a boxcut and surface decline excavation has commenced with planned completion by 2008 to reduce reliance on the shaft.

The mining method employed is bench stoping with a 20 metre sublevel interval. Mining progresses from bottom up in each panel. Drives are developed along strike in the ore on each sublevel, a slot is developed and ore is blasted into the void. Ore is extracted on retreat to the access crosscut. Waste rock is used to backfill the stoping void.

In wider sections of the orebody (plus eight metres) and longer strike lengths, footwall or hangingwall drives are also developed. Once the mining void is large enough, waste rock is introduced to the mined out section of the stope in a modified Avoca style mining method in order to increase stability. Minimal pillars are left in this low cost, high recovery method.

New Occidental

A 3.2 kilometre long, five metres wide by 5.5 metres high haulage drive connects the New Occidental mine to the Peak mine workings. Mining of the New Occidental deposit commenced at the bottom of the then known resource and progressed up and down from that location. The upper mining area is currently connected into the bottom of the historic New Occidental mine workings. These workings were dewatered from the surface via a borehole. The lower mining area consists of a decline with production planned to start in 2007. The New Occidental operations consist of large size development headings, nominally five metres wide by 5.2 metres high, but can be wider to allow the full width of the orebody to be mined out (up to a maximum width of 6.5 metres). Development is predominantly located in the hangingwall sandstones. Development utilizes Twin-boom Tamrock Minimatic electro-hydraulic jumbos, with stope drilling carried out by an Atlas Copco Simba M6C rig. Ore loading utilizes Caterpillar R2900, seven cubic metre, loaders to an internal pass with Caterpillar AD55 truck haulage, via the internal ramp and the decline, to the crusher at the Peak Mine shaft. The loaders are equipped with tele-remote control capability to permit access into stopes, for recovery of broken ore under unsupported openings.

The feasibility study for New Occidental was based on a required production of 450,000 tonnes per year. Given the relatively small size of the orebody and, hence, the available tonnes per vertical metre, the rate of vertical extraction is high. This, in turn, imposes the challenge of ensuring that development is maintained sufficiently far ahead of stoping to permit the orderly sequence of in-fill exploration drilling, detailed definition drilling, stope planning and blast-hole drilling.

Perseverance

Five zones of mineralization have been identified within the Perseverance system. The zone which is the closest to the Peak Mine (Zone A) has the highest density of drilling and level of geologic understanding and is the zone currently being mined. Hulk, Hercules, Zones B and D are the subject of mining studies with access to these areas currently being developed.

Mining methods, similar to those used at New Occidental, are being used in Perseverance. A geotechnical assessment was carried out by consultants, Barrett Fuller & Partners, in order to advise on pillar sizes and stope spans, etc. Mine plans call for production from a depth of approximately 850 metres below surface to approximately 1,060 metres below surface. The stoping sequence is planned from bottom to top, with a crown pillar of 12 metres separating two zones of mining, from which production can be achieved concurrently. Stoping production commenced in October 2003.

New Cobar

The New Cobar open pit operation extracted the near surface remnant ore with the mining of the pit completed in March 2004. Some 170,000 tonnes of partially oxidized ore remains stockpiled, for blending with underground ore, and to be processed over the current life of the mine.

A feasibility study for the New Cobar underground mine was completed in May 2004. Development of the new underground commenced in June 2004, involving a decline developed from within the open pit. Mining methods used are similar to those used at New Occidental and Perseverance. Mine plans call for production to continue adjacent to and below the historic underground workings (approximately 200 metres below the surface) to a depth of approximately 600 metres. These workings were dewatered from the surface via the original mine’s shaft. The opportunity to access the Chesney underground resource from New Cobar was investigated and a connecting drive was initiated. The development of the drive was approximately half way through the 700 metre access distance between the deposits before the drive was stopped for the dewatering of Chesney. Stoping at New Cobar commenced in October 2005 and will continue until 2011.

Chesney

A feasibility study for the Chesney underground was completed in 2005 with the development of a decline access from New Cobar developed in 2006. Dewatering of the Chesney orebody commenced in June 2007 and was completed in November 2007. The Chesney orebody will be developed in 2008 with stoping to commence in 2009. Mine plans call for production to commence immediately below the historic underground workings (approximately 300 metres below surface) to a depth of approximately 600 metres. Mining methods will be similar to those used at New Occidental and New Cobar but with greater sublevel intervals due to the very competent ground conditions.

Milling Operations

The original flexible process design required by the variability of the Peak Mine ore zones, consisting of SAG milling, gravity, sulphide flotation, cyanide leaching, carbon in leach adsorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and metallurgical characteristics. The original plant capacity of 450,000 tonnes per year was increased incrementally through improvements in bottlenecks and maintenance to 660,000 tonnes per year of hard sulphide ore. Increased leach capacity and the addition of a ball mill were added to treat the finer grinding requirements of the New Occidental ores. The production criteria for the following years is to increase throughput to at least 750,000 tonnes per year, 365 days per year, 24 hours per day and 96% utilization, on a blend of hard sulphide ore, softer oxide and partially oxidized ore.

Ore from Peak, Perseverance and New Occidental is crushed underground to a nominal top size of 150 millimetres and is delivered to a 6,000 tonne live capacity stockpile. Three reciprocating plate feeders deliver ore to the SAG mill feed conveyor from the stockpile. A separate bin equipped with a static grizzly and a reciprocating plate feeder delivers New Cobar (Chesney and Mount Boppy in the future) ore to the SAG mill feed conveyor. The bin is fed by front-end loader from a stockpile of trucked ore.

Gold and silver are recovered in a gravity circuit with Knelson concentrators, then concentrated in the Gekko (intensive leach reactor), followed by an acid digest to remove unwanted sulphide and then smelted in a gas fired furnace to produce gold doré bars.

Gold, silver and copper are also recovered as a copper concentrate in a column flotation circuit. The flotation concentrate is thickened, dewatered and stockpiled prior to transporting to the smelter.

The third method of gold and silver recovery is with cyanidation in a tank leach circuit. The flotation tailings are pumped to a series of two leach tanks and seven absorption tanks. Cyanide and activated carbon are used to recover the gold and silver. A solution of heated caustic cyanide is used in the stripping circuit to recover the gold and silver from the carbon. An electrowinning circuit in the gold room recovers the gold and silver from the strip circuit solution. The resulting sludge is smelted into gold doré bars.

Leach tailings are pumped to a thickener. High-density thickener underflow is pumped to a central discharge tailings storage facility. Water is reclaimed from the thickener overflow and reused within the process.

Markets and Contracts

Copper concentrate is sold under contract to Glencore International AB. The contract is for all concentrate produced and expires in 2008. Annual production is estimated at 18,000 DMT grading 18% copper and 70 grams of gold per tonne. Penalty elements include bismuth, lead and zinc.

Doré bullion is refined under contract by the Perth Mint.

Environmental Considerations

Enesar conducted independent environmental audits of the PGM tenements in June 2002 and April 2004. No high ranking environmental issues were identified during the audits. PGM has operated within the statutory conditions of its operating licenses to date. PGM is using the standard ISO 14001 as a guideline for its environmental health and safety management system.

PGM has a responsibility under state law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases. PGM contracted NSR Environmental Consultants Pty Ltd. in 2000 to prepare an updated conceptual closure plan for the PGM tenements to ensure that PGM has sufficient planning and financial provision available. Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation were identified. Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated. Reclamation work at the historic sites has included backfilling, covering and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas to control stormwater runoff and erosion, and removing rubbish.

It was recognized by PGM that localized acid mine drainage is a potential issue at Queen Bee, and PGM has completed rehabilitation to address this issue. Mine plans call for the historic tailings areas at New Occidental mine to be rehabilitated as clean material becomes available from the surface portal project. Sulphide waste rock from the New Cobar mines is segregated for either backfilling in the underground mines or encapsulated in the waste rock dump. Cover trials for reclamation of the tailings dam are ongoing and closure costs were updated in 2003 to reflect the results of the trials to date. Given the semi-arid climate of Cobar, acid mine drainage is not expected to pose a significant burden. Additional costs may, or may not, be required once additional studies and the requirements for closure are better understood.

The current closure cost estimate is A$10.44 million and the bank guarantee in favour of the Ministry of Mineral Resources (New South Wales) is now in the amount of A$10.5 million.

Taxes

Both New South Wales state and Australian federal tax are levied on the proceeds from the PGM operations. Federal income tax, after appropriate eligible deductions, is imposed at 30%, while New South Wales state tax effectively is a mining royalty set at approximately 3% of gross revenue, before treatment charges and all other costs. Payroll tax of approximately 6% is incurred on the payroll.

Production Estimates

The PGM operation is expected to draw the majority of its economic value from the sale of gold in doré bullion. In addition, a concentrate containing copper, gold and silver will be produced for sale.

PGM’s operational plan is preliminary in nature and includes inferred mineral resources and other material that is too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the operational life-of-mine plan will be realized.

Most of the production is derived from ore mined at the underground operations from the New Occidental, Perseverance and New Cobar zones which is supplemented by open cut stockpile material. The total scheduled Mineral Reserves, Inferred Mineral Resources and other material to be mined and processed, and the gold and copper output, are approximately 5.6 million tonnes, approximately 1.1 million ounces of gold and approximately 97.5 million pounds of copper, respectively, over a period of approximately seven years. Mineral Reserves comprise 1.7 million tonnes containing 363,000 ounces of gold and 27.3 million pounds of copper. Planned metal sales in 2007, resulting from the mining of material classified as Mineral Reserves and Inferred Mineral Resources, as at December 31, 2006, are expected to be approximately 119,114 ounces of gold and approximately 8.0 million pounds of copper.

Mine Plan

The mine plan based on Proven and Probable Mineral Reserves is sufficient for three years of mine life. PGM has an active drilling and development program that provided for annual conversion of resources to reserves during the 15 year history of the mine. PGM believes that mine life can be extended for a further eight years by mining material currently classified as Inferred Mineral Resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that PGM’s operational life-of-mine plan will be realized.

DIVIDENDS

The Corporation has not paid any dividends since its incorporation. The Corporation currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Corporation’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”), issuable in series. As of December 17, 2007, 726,291,354 Common Shares and no Preferred Shares are issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preferred Shares

The Preferred Shares may, at any time or from time to time, be issued in one or more series. The Board of Directors shall fix before issue, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. Except as required by law or as otherwise determined by the Board of Directors in respect of a series of shares, the holder of a Preferred Share shall not be entitled to vote at meetings of shareholders. The Preferred Shares of each series rank on a parity with the Preferred Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preferred Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSXV under the symbol “PIK”. The following table sets forth information relating to the trading of the Common Shares on the TSXV for the months indicated.

Month	High (C$)	Low (C$)	Volume
December 2005 to February 2006 (1)	0.00	0.00	0
March 2006 to May 2006 (1)	0.59	0.345	9,276,126
June 2006 to August 2006	0.40	0.26	10,279,778
September 2006	0.32	0.21	717,776
October 2006	0.29	0.225	824,346
November 2006	0.33	0.27	694,611
December 2006	0.41	0.305	756,332
January 2007	0.75	0.315	2,876,569
February 2007 (2)	0.93	0.64	2,425,332
March 2007	0.00	0.00	0
April 2007 (3)	1.10	0.79	148,702,066
May 2007	0.89	0.67	46,677,738
June 2007	0.80	0.62	27,323,956
July 2007	0.78	0.58	34,911,727
August 2007	0.60	0.435	48,155,821
September 2007	0.75	0.48	51,572,874
October 2007	0.75	0.63	32,306,017
November 2007	0.69	0.45	96,024,269
December 2007 (4)	0.57	0.45	30,894,299

(1)

On February 16, 2005, trading in the Common Shares was halted for failure to maintain TSXV listing requirements. On April 24, 2006, the Corporation’s listing was transferred to the NEX Board of the TSXV and trading in the Common Shares resumed.

(2)	February 1 to 15, 2007 only. Trading in the Common Shares was halted on February 15, 2007 pending announcement of the Acquisition.
(3)	The Common Shares resumed trading on the TSXV on April 4, 2007 upon completion of the Acquisition.
(4)	December 1 to 17, 2007.

The price of the Common Shares, as quoted by the TSXV at the close of business on December 17, 2007, was C$0.495.

Warrants

The Warrants are listed and posted for trading on the TSXV under the symbol “PIK.WT”. The following table sets forth information relating to the trading of the Warrants on the TSXV for the months indicated.

Month	High (C$)	Low (C$)	Volume
April 2007 (1)	0.55	0.38	49,661,911
May 2007	0.48	0.36	6,865,523
June 2007	0.40	0.305	4,734,550
July 2007	0.355	0.25	6,390,553
August 2007	0.265	0.14	10,533,316
September 2007	0.32	0.18	7,039,692
October 2007	0.335	0.24	8,211,708
November 2007	0.275	0.15	12,922,579
December 2007 (2)	0.18	0.145	4,878,217

(1)	The Warrants commenced trading on the TSXV on April 4, 2007 upon completion of the Acquisition.
(2)	December 1 to 17, 2007.

The price of the Warrants, as quoted by the TSXV at the close of business on December 17, 2007, was C$0.15.

ESCROWED SECURITIES

The following Common Shares are held in escrow as required by the policies of the TSXV:

Name and Municipality of Residence of Shareholder	Number of Common Shares held in Escrow		Percentage of Common Shares Outstanding
Goldcorp Inc. Vancouver, British Columbia	77,500,000	(1)	10.67%
Frank Giustra West Vancouver, British Columbia	5,598,250		0.77%
Gordon Keep Vancouver, British Columbia	1,423,830		0.20%

(1)

Goldcorp has agreed not to sell any of its these Common Shares for a period of one year from the completion of the Acquisition, and thereafter not more than 500,000 in any month, unless it gives the Corporation a 24 hour notice period to find a buyer for the Common Shares.

The escrow agent for the escrowed Common Shares is Equity Transfer & Trust Company. Half of the Common Shares originally subject to escrow have already been released and the remaining half will be released as to 50% on April 3, 2008 and as to 50% on October 3, 2008.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an executive officer of the Corporation.

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation
Julio Carvalho (2) British Columbia, Canada	President, Chief Executive Officer and a Director	President and Chief Executive Officer of Peak Gold

Robert Cross (1)(3)(4) British Columbia, Canada	Director	Non-Executive Chairman of Bankers Petroleum Ltd.

Frank Giustra (2)(3) British Columbia, Canada	Director	President and Chief Executive Officer of Fiore Financial Corporation and President of The Radcliffe Foundation

Gordon Keep (1)(2)(4) British Columbia, Canada	Director	Executive Vice President of Fiore Financial Corporation

Ian W. Telfer (1)(3)(4) British Columbia, Canada	Director	Chairman of the Board of Goldcorp

James Simpson New South Wales, Australia	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Peak Gold

Basil Huxham British Columbia, Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Peak Gold

Mélanie Hennessey British Columbia, Canada	Vice President, Investor Relations	Vice President, Investor Relations of Peak Gold

(1)	Member of the Audit Committee.
(2)	Member of the Safety, Environment, Health and Sustainability Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Governance and Nominating Committee.

The principal occupations of each of the Corporation’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Julio Carvalho, President, Chief Executive Officer and Director. Mr. Carvalho has extensive experience in the mining industry. He was previously the Executive Vice President, Central and South America of Goldcorp. He worked for 33 years with the Rio Tinto group in Brazil, where his primary role was Chief Financial Officer, as one of three Executive Directors. Prior to joining Goldcorp, Mr. Carvalho was President, Chief Executive Officer of Mineração Onça Puma Ltd., a wholly-owned subsidiary of Canico, Canada. He is a Chartered Accountant and holds a Masters of Business Administration from Queens University.

Robert Cross, Director. Mr. Cross has more than 20 years of experience as a financier in the Mining and Oil & Gas sectors. He has served as a director of numerous public and private companies. He is Non-Executive Chairman and Founder of Bankers Petroleum Ltd. and, from March 2001 to October 2007, he was Non-Executive Chairman of Northern Orion Resources Inc. Between 1996 and 1998, he was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner — Investment Banking with Gordon Capital Corporation in Toronto. He has an Engineering Degree from the University of Waterloo (1982), and received his MBA from Harvard Business School in 1987.

Frank Giustra, Director. Mr. Giustra is President and Chief Executive Officer of Fiore Financial Corporation and President of The Radcliffe Foundation. As President and later Chairman and Chief Executive Officer of Yorkton Securities Inc. in the 1990s, he spearheaded equity investments of more than $3 billion in the international resource sector. Subsequently, he founded Lions Gate

Entertainment Corp, now one o the world’s largest independent film companies. Recognizing the growing need for merchant banking services in the mining and minerals industries, Mr. Giustra joined Endeavour Financial as Chairman in 2001, resigning in 2007. His vision and leadership led to the launch of numerous successful resource companies, including Wheaton River Minerals Ltd., which merged with Goldcorp, and Uranium One Inc. (formerly UrAsia Energy Ltd.). Mr. Giustra is a member of the board of trustees of the William J. Clinton Foundation and the International Crisis Group and a director of the Radcliffe Foundation. In June 2007, Mr. Giustra and former President of the United States, Bill Clinton, launched the Clinton Giustra Sustainable Growth Initiative (the “CGSGI”). The CGSGI will focus on alleviating poverty in the developing world in partnership with the global mining community.

Gordon Keep, Director. Mr. Keep is Executive Vice President of Fiore Financial Corporation. His career in corporate finance has spanned over 20 years, where his responsibilities have included financings, mergers and acquisitions and public company administration. Previously, Mr. Keep held positions as Managing Director—Corporate Finance with Endeavour Financial until July 2007, Senior Vice President of Lions Gate Entertainment Corp. and Vice President of Corporate Finance with Yorkton Securities Inc. He holds a B.Sc. in Geological Sciences from Queens University, a Masters of Business Administration from the University of British Columbia and is a Professional Geologist.

Ian W. Telfer, Director. Mr. Telfer is Chairman of Goldcorp and non-executive Chairman of Uranium One Inc. (formerly UrAsia Energy Ltd.) and previously served as President and Chief Executive Officer of Goldcorp from February 2005 until its merger with Glamis Gold Ltd. in November 2006. Mr. Telfer was previously Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. and has over 25 years of experience in the precious metals business. Mr. Telfer is a Chartered Accountant and holds a Masters of Business Administration from the University of Ottawa.

James Simpson, Executive Vice President and Chief Operating Officer. Mr. Simpson serves as a Director of Peak Gold Asia Pacific Pty Ltd. He has been acting as Mine Manager for various mining companies since 1997, including MIM Holdings, Normandy Mining and Goldcorp. Mr. Simpson has over 20 years of experience in the mining industry and holds a Bachelor of Engineering (Mining) from the University of New South Wales, Australia.

Basil Huxham, Executive Vice President and Chief Financial Officer. Mr. Huxham is a Chartered Accountant and was formerly the Corporate Controller of Duke Energy’s Canadian operations, where he led the integration of the Canadian and U.S. corporate financial accounting and reporting functions after Duke Energy acquired Westcoast Energy in 2001. Mr. Huxham also held various finance roles at the Canadian Pacific Ltd. group.

Mélanie Hennessey, Vice President, Investor Relations. Mrs. Hennessey was previously the Director of Investor Relations for Goldcorp and also worked in different capacities for Goldcorp, including mergers and acquisitions, and human resources. Mrs. Hennessey holds a Masters of Business Administration from the University of Ottawa.

Directors are elected at each annual meeting of Peak Gold’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at December 17, 2007, the directors and executive officers of Peak Gold, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 38,851,159 Common Shares, representing approximately 5.3% of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Peak Gold as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or executive officer of Peak Gold or a shareholder holding a sufficient number of securities of Peak Gold to affect materially the control of the Corporation is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Peak Gold) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (i) Ian Telfer who was Vice Chairman of a technology company when it made an assignment in bankruptcy in July 2001, and (ii) Robert Cross who was a director of a theatrical entertainment company when it declared bankruptcy in November 1998.

Conflicts of Interest

To the best of Peak Gold’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Peak Gold and any director or officer of Peak Gold, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of Peak Gold and their duties as a director or officer of such other companies. See “Description of the Business — Risk Factors — Potential Conflicts of Interest”.

PROMOTER

Goldcorp may be considered to be the promoter of the Corporation as it received in consideration for the Acquisition greater than 10% of the Common Shares. Goldcorp’s shareholdings are disclosed below.

Name	Number of Common Shares		Percentage of Common Shares Outstanding
Goldcorp Inc. Vancouver, British Columbia	155,000,000	(1)	22%

(1)	77,500,000 of these Common Shares are subject to escrow. See “Escrowed Securities” for further details.

In addition to the escrow restrictions, Goldcorp has agreed not to sell any of the Common Shares held by it until April 4, 2008, the first anniversary of the completion of the Acquisition, and thereafter not more than 500,000 in any month unless it gives the Corporation a 24 hour notice period to find a buyer for the Common Shares. Goldcorp has the right to nominate one director to the Corporation’s board of directors for so long as it holds not less than 15% of the outstanding Common Shares. The Corporation has entered into a three year non-competition agreement with Goldcorp under which it has agreed not to acquire any mineral interest in the Americas with reasonably expected annual production exceeding 200,000 ounces of gold or in any property worldwide that is within 20 kilometres of any Goldcorp property.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, within the three most recently completed, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

In April 2007, the Corporation completed the Acquisition. As a result of the Acquisition, Goldcorp became a holder of approximately 22% of the then outstanding Common Shares. See “Development of the Business – Acquisition of the Amapari Mine and the Peak Mines” for further details. In connection with the Acquisition, Julio Carvalho, former Executive Vice President, Central and South America of Goldcorp, was appointed President and Chief Executive Officer of Peak Gold, Jim Simpson, former General

Manager of the Peak Mines, was appointed Executive Vice President and Chief Operating Officer of Peak Gold, and Mélanie Hennessey, former Director of Investor Relations of Goldcorp, was appointed Vice President, Investor Relations of Peak Gold. In connection with the Acquisition, Endeavour received a transaction success fee of 5 million Common Shares pursuant to its mandate agreement with the Corporation’s predecessor. Two of the Corporation’s directors were officers of Endeavour at the time of completion of the Acquisition.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The warrant agent for the Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation since the commencement of the financial year ended November 30, 2006 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	the Merger and Share Purchase Agreement dated March 27, 2007 between the Corporation and Goldcorp in connection with the Acquisition. See “General Development of the Business – Acquisition of the Amapari Mine and the Peak Mines” for further details;

2.	the Underwriting Agreement dated November 28, 2007 between the Corporation and a syndicate of underwriters co-led by GMP Securities L.P., Canaccord Capital Corporation and CIBC World Markets Inc. and including Genuity Capital Markets Inc., Orion Securities Inc., Brant Securities Limited, Paradigm Capital Inc. and PI Financial Corp. See “General Development of the Business – Private Placement of Special Warrants” for further details; and

3.	the Special Warrant Indenture dated November 28, 2007 between the Corporation and Computershare Trust Company of Canada governing the terms of the Special Warrants. See “General Development of the Business – Private Placement of Special Warrants” for further details.

INTERESTS OF EXPERTS

The following table sets out the individuals who are the qualified persons as defined by NI 43-101 in connection with the Mineral Resource and Mineral Reserve estimates for the Corporation’s mineral projects set out opposite their name(s) and contained in this annual information form:

Mineral Property	Qualified Person
Amapari Mine – Resource Estimate	Emmanuel Henry, Member of the AusIMM (CP), AMEC International (Chile) S.A.

Amapari Mine – Reserve Estimate	Carlos Guzmán, Ing. Civil de Minas, Member of the AusIMM, NCL Brasil Ltda

Peak Mines – Resource Estimate	Geoffery N. Challiner, B.Sc.(Eng.), C.Eng., Independent Mining Engineer for Mine and Quarry Engineering Services, Inc.

Peak Mines – Reserve Estimate	Neil Inwood, MAusIMM, Senior Consultant, Resources with RSG Global Consulting Pty Ltd

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Corporation’s mineral projects contained in this annual information form has been derived, except for the Mineral Resource and Mineral Reserve estimates referenced in the table above:

1.	“Amended Technical Report – Amapari Mine – Amapá, Brazil” prepared by Mine and Quarry Engineering Services, Inc., AMEC International (Chile) S.A. and NCL Brasil Ltda (authors: Christopher Kaye, MAusIMM, B.Eng. (Chemical), Rodrigo Marinho, CPG, (AIPG), Emmanuel Henry, Member of the AusIMM (CP), and Carlos Guzmán, Ing. Civil de Minas, Member of the AusIMM), effective date September 30, 2007, report date November 2, 2007 and amended February 25, 2008; and

2.	“Amended Technical Report – Peak Mine – New South Wales, Australia” prepared by Mine and Quarry Engineering Services, Inc. (authors: Christopher Kaye, MAusIMM, B.Eng. (Chemical), Geoffrey N. Challiner, B.Sc.(Eng.), C.Eng., and Neil Inwood, MAusIMM), effective date March 30, 2007 and amended February 25, 2008.

Each of such reports are available on SEDAR at www.sedar.com and a summary of such reports is contained in this annual information form under “Description of the Business – Amapari Mine, Brazil” and “Description of the Business – Peak Mines, Australia”, respectively.

None of the aforementioned firms or persons held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

Deloitte & Touche LLP are the independent auditors of the Corporation.

AUDIT COMMITTEE

The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Corporation’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

The members of the Corporation’s current Audit Committee are Ian Telfer (Chairman), Robert Cross and Gordon Keep. Each of Messrs. Cross and Keep are independent within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). Mr. Telfer is not considered to be independent as he is an officer and director of Goldcorp which is a greater than 10% shareholder of Peak Gold. The meaning of independence under MI 52-110 is set out in Schedule “A” to the Audit Committee’s charter. Each of Messrs. Telfer, Cross and Keep are financially literate within the meaning of MI 52-110.

The Audit Committee has met three times since it was constituted in April 2007. Messrs. Telfer and Keep were present at all of such meetings and Mr. Cross was present at two out of the three meetings.

Relevant Education and Experience

For information on the education and experience of the members of the Audit Committee, please refer to details under the heading “Directors and Officers” above.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Corporation’s external auditors for the financial year ended November 30, 2006 were C$22,500 (for the financial year ended November 30, 2005 – C$30,000).

Audit-Related Fees

The aggregate audit-related fees billed by the Corporation’s external auditors for the financial year ended November 30, 2006 were C$5,000 (for the financial year ended November 30, 2005 – Nil).

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s external auditors for the financial year ended November 30, 2006 were C$7,000 (for the financial year ended November 30, 2005 – Nil).

All Other Fees

The aggregate non-audit fees billed by the Corporation’s external auditors for the financial year ended November 30, 2006 were Nil (for the financial year ended November 30, 2005 – Nil).

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com or on Peak Gold’s web site at www.peakgold.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended November 30, 2006 and the unaudited consolidated financial statements and management’s discussion and analysis for the nine months ended September 30, 2007.

SCHEDULE “A”

PEAK GOLD LTD.

AUDIT COMMITTEE CHARTER

Purpose

The overall purpose of the audit committee (the “Committee”) of PEAK GOLD LTD. (the “Company”) is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, and to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Company’s board of directors (the “Board”) that through the involvement of the Committee, the external audit will be conducted independently of the Company’s management to ensure that the independent auditors serve the interests of shareholders rather than the interests of management of the Company. The Committee will act as a liaison to provide better communication between the Board and the external auditors. The Committee will monitor the independence and performance of the Company’s independent auditors.

Composition, Procedures and Organization

1.	The Committee shall consist of at least three members of the Board.

2.	The majority of the Committee members shall be independent, except as otherwise required. In the opinion of the Board, an independent member is defined as an individual who would be free from a relationship which would interfere with the exercise of the Committee members’ independent judgment. All members of the Committee shall be financially literate. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

5.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

6.	The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

7.	Meetings of the Committee shall be conducted as follows:

a.	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

b.	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

c.	management representatives may be invited to attend all meetings except private sessions with the external auditors.

8.	The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

Roles and Responsibilities

1.	The overall duties and responsibilities of the Committee shall be as follows:

a.	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements and related financial disclosure;

b.	to establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance;

c.	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

d.	to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

a.	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

b.	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

c.	review the audit plan of the external auditors prior to the commencement of the audit;

d.	to review with the external auditors, upon completion of their audit:

i.	contents of their report;

ii.	scope and quality of the audit work performed;

iii.	adequacy of the Company’s financial and auditing personnel;

iv.	co-operation received from the Company’s personnel during the audit;

v.	internal resources used;

vi.	significant transactions outside of the normal business of the Company;

vii.	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

viii.	the non-audit services provided by the external auditors;

e.	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles;

f.	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management;

g.	to review and approve requests for any non-audit services to be performed by the external auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

i.	the aggregate amount of non-audit services not pre-approved is reasonably expected to constitute no more than 5% of total fees paid by the Company and its subsidiaries to its external auditor during the fiscal year in which the services are provided;

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ii.	the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

iii.	the services are promptly brought to the Committee’s attention and approved prior to completion of the audit; and

h.	to review and approve hiring policies regarding partners, employees and former partners and employees of the presenta and former external auditors.

3.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

a.	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

b.	review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

c.	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

d.	periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.	The Committee is also charged with the responsibility to:

a.	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

b.	review and approve the financial sections of:

a.	the annual report to shareholders;

b.	the annual information form, if required;

c.	annual and interim management’s discussion and analysis;

d.	prospectuses;

e.	news releases discussing financial results of the Company; and

f.	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

c.	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

d.	review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

e.	review and report on the integrity of the Company’s consolidated financial statements;

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f.	review the minutes of any audit committee meeting of subsidiary companies;

g.	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements; and

h.	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

5.	The Committee shall have the authority:

a.	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

b.	to set and pay the compensation for any advisors employed by the Committee; and

c.	to communicate directly with the internal and external auditors.

6.	The Committee shall establish procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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